UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 3, 2024

ARCA biopharma, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-22873	36-3855489
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10170 Church Ranch Way
Suite 100
Westminster, Colorado		80021
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (720) 940-2200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	ABIO	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On April 3, 2024, ARCA biopharma, Inc., a Delaware corporation (“ARCA”), Atlas Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of ARCA (“Merger Sub I”), Atlas Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of ARCA (“Merger Sub II”) and Oruka Therapeutics, Inc., a Delaware corporation (“Oruka”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Oruka, with Oruka continuing as a wholly owned subsidiary of ARCA and the surviving corporation of the merger (the “ First Merger”) and as part of the same overall transaction, the surviving corporation in the First Merger will merge with and into Merger Sub II with Merger Sub II continuing as a wholly owned subsidiary of ARCA and the surviving entity of the merger (the “Second Merger” and together with the First Merger, the “Mergers”). The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the First Merger, (a) each then-outstanding share of Oruka common stock (including shares of Oruka common stock issued in the financing transaction described below) will be converted into the right to receive a number of shares of ARCA common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (b) each then-outstanding share of Oruka preferred stock will be converted into the right to receive a number of shares of Series B Preferred Stock (as defined below) of ARCA calculated in accordance with the Merger Agreement (c) each then-outstanding option to purchase Oruka common stock will be assumed by ARCA, subject to adjustment as set forth in the Merger Agreement and (d) each then-outstanding warrant to purchase shares of Oruka common stock will be converted into a warrant to purchase shares of ARCA common stock, subject to adjustment as set forth in the Merger Agreement and form of warrant. Under the terms of the Merger Agreement, prior to the closing of the transaction, the board of directors of ARCA (the “Board”) will accelerate the vesting of all equity awards of ARCA then outstanding but not then vested or exercisable, and cancel each option (the “Out of the Money Options”) to acquire shares of ARCA’s common stock with an exercise price per share greater than the volume weighted average closing trading price of a share of ARCA’s common stock on The Nasdaq Stock Market LLC (“Nasdaq”) for the five (5) consecutive trading days ending three (3) days immediately prior to the closing date of the First Merger (the “Parent Closing Price”), in each case, in accordance with the terms of the Merger Agreement. At the closing of the First Merger, each option to acquire shares of ARCA’s common stock with an exercise price less than or equal to the Parent Closing Price will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the Parent Closing Price less the exercise price of such option.

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the First Merger, on a pro forma basis and based upon the number of shares of ARCA common stock expected to be issued in the First Merger, pre-First Merger Oruka stockholders (including Oruka stockholders issued shares of Oruka common stock and pre-funded warrants in the financing transaction described below) will own approximately 97.62% of the combined company and pre-First Merger ARCA stockholders will own approximately 2.38% of the combined company. For purposes of calculating the Exchange Ratio, (i) shares of ARCA common stock underlying warrants and other rights to receive shares (other than Options to acquire shares of ARCA’s common stock, to the extent cancelled at or prior to closing of the First Merger in accordance with the Merger Agreement) outstanding as of immediately prior to the closing of the First Merger will be deemed to be outstanding, and (ii) all shares of Oruka common stock underlying outstanding Oruka stock options and warrants will be deemed to be outstanding. The Exchange Ratio will be adjusted to the extent that ARCA’s net cash at closing is less than $5.0 million and will be based on the amount of proceeds actually received by Oruka in the financing transaction described below, as further described in the Merger Agreement.

In addition, prior to the closing of the First Merger, ARCA expects to declare a cash dividend to the pre-First Merger ARCA stockholders equal in the aggregate to ARCA’s reasonable, good faith approximation of the amount by which ARCA’s net cash (as determined pursuant to the Merger Agreement) will exceed $5,000,000.

In connection with the Mergers, ARCA will seek the approval of its stockholders to, among other things, (a) issue shares of ARCA common stock issuable in connection with the First Merger (including the shares of ARCA common stock issuable under the Series B Preferred Stock) under the rules of Nasdaq, and (b) amend its amended and restated certificate of incorporation, to (i) effect a reverse stock split of ARCA common stock (if deemed necessary by ARCA and Oruka), (ii) increase the number of shares of ARCA common stock that ARCA is authorized to issue, (iii) change the name of ARCA to Oruka Therapeutics, Inc., and (iv) such other changes as are mutually agreeable to ARCA and Oruka (the “ARCA Voting Proposals”).

Each of ARCA and Oruka has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) using commercially reasonable efforts to obtain the requisite approval of its stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Mergers, (4) ARCA using commercially reasonable efforts to maintain the existing listing of the ARCA common stock on Nasdaq and cause the shares of ARCA common stock to be issued in connection with the First Merger to be approved for listing on Nasdaq prior to the closing of the First Merger, and (5) ARCA filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register shares of ARCA common stock to be issued in connection with the First Merger, except as set forth in the Merger Agreement (the “Registration Statement”).

Consummation of the Mergers is subject to certain closing conditions, including, among other things, (1) approval by ARCA stockholders of the ARCA Voting Proposals, (2) approval by the requisite Oruka stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the initial listing application to be submitted in connection with the First Merger, (4) the effectiveness of the Registration Statement, (5) the expiration of any applicable waiting periods (or extensions thereof) under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, (6) the subscription agreements (described below) being in full force and effect providing for the receipt of not less than $175,000,000 (including in the proceeds any notes contributed as consideration in the financing transaction described below) and (7) to the extent ARCA has declared the cash dividend described above, ARCA delivering the aggregate amount distributable to the pre-First Merger ARCA stockholders to ARCA’s transfer agent for further distribution to the pre-First Merger ARCA stockholders. Each party’s obligation to consummate the Mergers is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Mergers.

The Merger Agreement contains certain termination rights of each of ARCA and Oruka. Upon termination of the Merger Agreement under specified circumstances, ARCA and Oruka may each be required to pay the other party a termination fee of $440,000.

Pursuant to a Certificate of Designation of Preferences, Rights and Limitations of the Series B Non-Voting Convertible Preferred Stock to be filed by ARCA with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Merger Agreement and the transactions thereunder, ARCA will establish the terms of a new series of preferred stock of ARCA designated as Series B Non-Voting Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”). Holders of the Series B Preferred Stock will be entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-ARCA common stock basis, and in the same form as dividends actually paid on shares of the ARCA common stock. Except as otherwise required by the Certificate of Designation or law, the Series B Preferred Stock will not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, ARCA will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation, bylaws or other charter documents in any manner that adversely affects any rights of the holders of the Series B Preferred Stock, (d) file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock (as defined in the Certificate of Designation), if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock, (e) issue further shares of the Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of the Series B Preferred Stock, (f) at any time while at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, consummate either (A) a Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of ARCA or other business combination in which the stockholders of ARCA immediately before such transaction do not hold at least a majority of the capital stock of ARCA immediately after such transaction, or (f) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of ARCA.

Following the closing of the First Merger, each share of Series B Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the holder of the Series B Preferred Stock, into a number of shares equal to 1,000 shares of ARCA common stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of ARCA common stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (initially set at 9.99%) of the total number of shares of ARCA common stock issued and outstanding immediately after giving effect to such conversion.

At the effective time of the First Merger (the “Effective Time”), the Board is expected to consist of five (5) members, all of whom will be designated by Oruka. Upon the closing of the transaction, the combined company will be led by Oruka’s chief executive officer.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into subscription agreements with Oruka, pursuant to which they have agreed, subject to the terms and conditions of such agreements, to purchase immediately prior to the consummation of the First Merger, shares of Oruka common stock and pre-funded warrants (together, the “PIPE Securities”) for an aggregate purchase price of approximately $275.0 million. The consummation of the transactions contemplated by such agreements is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and in the subscription agreement. Shares of Oruka common stock and pre-funded warrants issued pursuant to this financing transaction will be converted into shares of ARCA common stock and pre-funded warrants to acquire shares ARCA common stock, in accordance with the Exchange Ratio and the Merger Agreement.

Support Agreements and Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Oruka (solely in their respective capacities as Oruka stockholders) holding approximately 90% of the outstanding shares of Oruka capital stock have entered into support agreements with ARCA and Oruka to vote all of their shares of Oruka capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals (the “Oruka Support Agreements”) and (ii) certain stockholders of ARCA holding approximately 28.5% of the outstanding shares of ARCA common stock have entered into support agreements with ARCA and Oruka to vote all of their shares of ARCA common stock in favor of the ARCA Voting Proposals and against any alternative acquisition proposals (the “ARCA Support Agreements,” and, together with the Oruka Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Oruka have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they have agreed not to transfer their shares of ARCA common stock for the 180-day period following the closing of the Mergers.

The preceding summaries of the Merger Agreement, the Certificate of Designation, the Support Agreements, the subscription agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form Certificate of Designation, the form of Oruka Support Agreement, the form of ARCA Support Agreement, the form of subscription agreement and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 3.1, 10.1, 10.2, 10.3 and 10.4, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Oruka or ARCA or to modify or supplement any factual disclosures about ARCA in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Oruka, ARCA, Merger Sub I and Merger Sub II made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Oruka, ARCA or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 3.02	Unregistered Sales of Equity Securities.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference. The PIPE Securities were offered and sold in transactions exempt from registration under the Securities Act, in reliance on Section 4(a)(2) thereof. Each of the investors represented that it was an “accredited investor,” as defined in Regulation D, and is acquiring the Securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Neither this Current Report on Form 8-K nor any of the exhibits attached hereto is an offer to sell or the solicitation of an offer to buy the PIPE Securities or any other securities of Oruka or ARCA.

Item 5.01	Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On April 3, 2024, ARCA and Oruka issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used by ARCA and Oruka in connection with the Mergers, including the webcast described below.

ARCA plans to host a live webcast presentation to discuss the Mergers as well as Oruka’s platform and pipeline assets at 8:30 a.m. Eastern time on April 3, 2024. The live webcast presentation can be accessed at the Presentations page of ARCA’s investor’s website or by using the participant webcast link (https://edge.media-server.com/mmc/p/rnug3oyp). A webcast of the presentation and associated slides will be available on the Presentations section of ARCA’s website at https://arcabio.com/investors/investor-presentations/ and a replay will be archived for 30 days following the presentation. Furnished as Exhibit 99.3 hereto and incorporated herein by reference is the transcript that will be used by ARCA and Oruka in connection with the webcast.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning ARCA, Oruka, the proposed transactions and other matters. These forward-looking statements include express or implied statements relating to the structure, timing and completion of the proposed Mergers; the combined company’s listing on Nasdaq after closing of the proposed Mergers; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Mergers (including completion of Oruka’s private placement) and cash runway of the combined company; the expected contribution and payment of dividends in connection with the Mergers, including the timing thereof; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; the combined company having sufficient resources to advance its pipeline candidates; and other statements that are not historical fact. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting ARCA, Oruka or the proposed transaction will be those that have been anticipated.

The forward-looking statements contained in this communication are based on current expectations and beliefs concerning future developments and their potential effects and therefore subject to other risks and uncertainties. These risks and uncertainties include, but are not limited to, risks associated with the possible failure to satisfy the conditions to the closing or consummation of the Mergers, including ARCA’s failure to obtain stockholder approval for the Mergers, risks associated with the potential failure to complete the financing transaction in a timely manner or at all, risks associated with the uncertainty as to the timing of the consummation of the Mergers and the ability of each of ARCA and Oruka to consummate the transactions contemplated by the Mergers, risks associated with ARCA’s continued listing on Nasdaq until closing of the Mergers, the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Mergers; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Mergers prior to the closing or consummation of the Mergers, risks associated with the possible failure to realize certain anticipated benefits of the Mergers, including with respect to future financial and operating results; the effect of the completion of the Mergers on the combined company’s business relationships, operating results and business generally; risks associated with the combined company’s ability to manage expenses and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the combined company’s ability to correctly estimate its operating expenses and other events; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates or its preclinical programs; the outcome of any legal proceedings that may be instituted against the combined company or any of its directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of the combined company to obtain, maintain and protect its intellectual property rights, in particular those related to its product candidates; the combined company’s ability to advance the development of its product candidates or preclinical activities under the timelines it anticipates in planned and future clinical trials; the combined company’s ability to replicate in later clinical trials positive results found in preclinical studies and early-stage clinical trials of its product candidates; the combined company’s ability to realize the anticipated benefits of its research and development programs, strategic partnerships, licensing programs or other collaborations; regulatory requirements or developments and the combined company’s ability to obtain necessary approvals from the U.S. Food and Drug Administration or other regulatory authorities; changes to clinical trial designs and regulatory pathways; competitive responses to the Mergers and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the Mergers; potential adverse reactions or changes to business relationships resulting from the completion of the Mergers; legislative, regulatory, political and economic developments; and those risks and uncertainties and other factors more fully described in filings with the Securities and Exchange Commission, including reports filed on Form 10-K, 10-Q and 8-K and in other filings made by ARCA with the SEC from time to time and available at www.sec.gov. These forward-looking statements are based on current expectations, and with regard to the proposed transaction, are based on ARCA’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by ARCA, all of which are subject to change. Such forward-looking statements are made as of the date of this release, and the parties undertake no obligation to update such statements to reflect subsequent events or circumstances, except as otherwise required by securities and other applicable law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not intended to and do not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K AND THE EXHIBITS FILED OR FURNISHED HEREWITH ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K and the exhibits filed or furnished herewith are not substitutes for the registration statement or for any other document that ARCA may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between ARCA and Oruka, ARCA intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of ARCA. ARCA URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCA, ORUKA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that ARCA communicates with investors and the public using its website (www.arcabio.com) and the investor relations website (www.arcabio.com/investors) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

ARCA, Oruka and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about ARCA’s directors and executive officers including a description of their interests in ARCA is included in ARCA’s most recent Annual Report on Form 10-K, as filed with the SEC on February 1, 2024. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of April 3, 2024, by and among ARCA biopharma, Inc., Atlas Merger Sub Corp., Atlas Merger Sub II LLC and Oruka Therapeutics, Inc.

3.1	Form of Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock

10.1	Form of Oruka Support Agreement

10.2*	Form of Oruka Subscription Agreement

10.3	Form of ARCA Support Agreement

10.4	Form of Lock-Up Agreement

99.1	Joint Press Release, issued on April 3, 2024

99.2	Investor Presentation, dated April 2024

99.3	Conference Call Transcript dated April 3, 2024

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished. Certain portions of this exhibit (indicated by “[***]”) have been omitted because they are both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCA biopharma, Inc. (Registrant)

Date: April 3, 2024	By:	/s/ C. Jeffrey Dekker
Name: C. Jeffrey Dekker Title: Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

ARCA BIOPHARMA, INC.;

ATLAS MERGER SUB CORP.;

ATLAS MERGER SUB II, LLC; and

ORUKA THERAPEUTICS, INC.

Dated as of April 3, 2024

Table of Contents

Section 1. Definitions and Interpretative Provisions		3

1.1	Definitions	3

1.2	Other Definitional and Interpretative Provisions	17

Section 2. Description of Transaction		18

2.1	The Merger	18

2.2	Effects of the Merger	18

2.3	Closing; First Effective Time; Second Effective Time	18

2.4	Organizational Documents; Directors and Officers	19

2.5	Conversion of Company, First Merger Sub and Second Merger Sub Equity Securities	20

2.6	Closing of the Company’s Transfer Books	21

2.7	Surrender of Company Capital Stock	22

2.8	Calculation of Net Cash and Company Valuation	23

2.9	Further Action	25

2.10	Intended Tax Treatment	25

2.11	Withholding	25

2.12	Appraisal Rights	25

Section 3. Representations and Warranties of the Company		26

3.1	Due Organization; Subsidiaries	26

3.2	Organizational Documents	26

3.3	Authority; Binding Nature of Agreement	27

3.4	Vote Required	27

3.5	Non-Contravention; Consents	27

3.6	Capitalization	28

3.7	Financial Statements	29

3.8	Absence of Changes	30

3.9	Absence of Undisclosed Liabilities	30

3.10	Title to Assets	30

3.11	Real Property; Leasehold	30

3.12	Intellectual Property	30

3.13	Agreements, Contracts and Commitments	33

3.14	Compliance; Permits; Restrictions	35

3.15	Legal Proceedings; Orders	37

3.16	Tax Matters	37

3.17	Employee and Labor Matters; Benefit Plans	38

3.18	Environmental Matters	41

3.19	Insurance	41

3.20	No Financial Advisors	42

3.21	Transactions with Affiliates	42

3.22	Privacy and Data Security	42

3.23	Ownership of Parent Capital Stock	42

3.24	No Other Representations or Warranties	42

Section 4. Representations and Warranties of Parent, First Merger and Second Merger Sub		43

4.1	Due Organization; Subsidiaries	43

4.2	Organizational Documents	43

4.3	Authority; Binding Nature of Agreement	44

4.4	Vote Required	44

4.5	Non-Contravention; Consents	44

4.6	Capitalization	45

4.7	SEC Filings; Financial Statements	46

4.8	Absence of Changes	48

4.9	Absence of Undisclosed Liabilities	48

4.10	Title to Assets	48

4.11	Real Property; Leasehold	49

4.12	Intellectual Property	49

4.13	Agreements, Contracts and Commitments	51

4.14	Compliance; Permits; Restrictions	53

4.15	Legal Proceedings; Orders	55

4.16	Tax Matters	56

4.17	Employee and Labor Matters; Benefit Plans	57

4.18	Environmental Matters	59

4.19	Insurance	59

4.20	Transactions with Affiliates	60

4.21	No Financial Advisors	60

4.22	Valid Issuance	60

4.23	Privacy and Data Security	60

4.24	No Other Representations or Warranties	61

Section 5. Certain Covenants of the Parties		61

5.1	Operation of Parent’s Business	61

5.2	Operation of the Company’s Business	63

5.3	Access and Investigation	65

5.4	No Solicitation	65

5.5	Notification of Certain Matters	66

Section 6. Additional Agreements of the Parties		67

6.1	Registration Statement, Proxy Statement	67

6.2	Company Stockholder Written Consent	68

6.3	Parent Stockholder Meeting	70

6.4	Efforts; Regulatory Approvals	72

6.5	Company Options; Company Warrants	73

6.6	Employee Benefits	74

6.7	Indemnification of Officers and Directors	75

6.8	Disclosure	76

6.9	Listing	76

6.10	Tax Matters	77

6.11	Legends	78

6.12	Officers and Directors	78

6.13	Termination of Certain Agreements and Rights	78

6.14	Section 16 Matters	78

6.15	Allocation Information	78

6.16	Parent SEC Documents	79

6.17	Wind-Down Activities	79

6.18	Obligations of Merger Subs	79

6.19	Pre-Closing Financing Restructuring	79

6.20	Parent Pre-Closing Dividend	79

6.21	Parent Re-Domestication	79

Section 7. Conditions Precedent to Obligations of Each Party		79

7.1	Effectiveness of Registration Statement	79

7.2	Regulatory Approvals	80

7.3	No Restraints	80

7.4	Stockholder Approval	80

7.5	Listing	80

7.6	Lock-Up Agreements	80

7.7	Parent Charter Amendment	80

7.8	Certificate of Designation	80

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Subs		80

8.1	Accuracy of Representations	80

8.2	Performance of Covenants	81

8.3	Documents	81

8.4	No Company Material Adverse Effect	81

8.5	Company Stockholder Written Consent	81

8.6	Company Pre-Closing Financing	81

8.7	Parent Pre-Closing Dividend	81

Section 9. Additional Conditions Precedent to Obligation of the Company		81

9.1	Accuracy of Representations	82

9.2	Performance of Covenants	82

9.3	Documents	82

9.4	No Parent Material Adverse Effect	82

Section 10. Termination		82

10.1	Termination	82

10.2	Effect of Termination	84

10.3	Expenses; Termination Fees	84

Section 11. Miscellaneous Provisions		86

11.1	Non-Survival of Representations and Warranties	86

11.2	Amendment	86

11.3	Waiver	86

11.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile	86

11.5	Applicable Law; Jurisdiction	87

11.6	Assignability	87

11.7	Notices	87

11.8	Cooperation	88

11.9	Severability	88

11.10	Other Remedies; Specific Performance	88

11.11	No Third-Party Beneficiaries	89

Exhibits:

Exhibit A-1	Form of Parent Stockholder Support Agreement

Exhibit A-2	Form of Company Stockholder Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Subscription Agreement

Exhibit D-1	First Certificate of Merger, including certificate of incorporation of the First Step Surviving Corporation attached as Exhibit A thereto, incorporated by reference into this Agreement

Exhibit D-2	Second Certificate of Merger, incorporated by reference into this Agreement

Exhibit E	Form of Certificate of Designation

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of April 3, 2024, by and among ARCA BIOPHARMA, INC., a Delaware corporation (“Parent”), ATLAS MERGER SUB CORP., a Delaware corporation and wholly owned subsidiary of Parent (“First Merger Sub”), ATLAS MERGER SUB II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Second Merger Sub” and, together with First Merger Sub, “Merger Subs”), and ORUKA THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined Section 1.

RECITALS

A. Parent and the Company intend to effect a merger of First Merger Sub with and into the Company (the “First Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the First Merger, First Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B. Immediately following the First Merger and as part of the same overall transaction as the First Merger, the Company will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Merger”), with Second Merger Sub being the surviving entity of the Second Merger.

C. The Parties intend that, (i) the First Merger and the Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) this Agreement will constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

D. The Transaction Committee of the Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders and (ii) recommended that the Parent Board approve and adopt this Agreement.

E. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and the constructive issuance by the Company of shares of Company Common Stock to stockholders of Parent (as reflected in Rule 145(a) of the Securities Act) (the “Constructive Issuance”) and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Constructive Issuance, and, if deemed necessary by the Parties, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split.

F. The First Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of First Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

G. The sole member of the Second Merger Sub has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and its sole member, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole member of Second Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

H. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

I. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers, directors and stockholders set forth on Section A of the Parent Disclosure Letter (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the approval of this Agreement and thereby approve the Contemplated Transactions, and, if deemed necessary by Parent, an amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split, and against any competing proposals.

J. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit A-2 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

K. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and the Company’s willingness to enter into this Agreement, all of the stockholders of the Company or Parent listed on Section B of the Company Disclosure Letter are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

L. It is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote.

M. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement in the form attached hereto as Exhibit C among the Company and the Persons named therein (the “Subscription Agreement”), pursuant to which such Persons will have agreed to purchase in the amounts set forth therein (including by contribution of Company Notes) (i) shares of Company Common Stock and (ii) pre-funded Company Warrants, in each case, immediately prior to the First Effective Time (the “Company Pre-Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction, the issuance of Company Notes, or the Company Pre-Closing Financing) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries, or issues securities convertible into more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Affordable Care Act” means the Patient Protection and Affordable Care Act.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of Parent Convertible Preferred Stock in the form attached hereto as Exhibit E.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.2, 3.3, 3.4, 3.5(a)(i) and 3.20.

“Company IP Rights” means all Intellectual Property rights that are owned or purported to be owned by, assigned to, exclusively licensed to, or controlled by the Company or its Subsidiaries that are necessary for, or used or held for use in, the operation of the business of the Company and its Subsidiaries as presently conducted.

“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights other than any confidential information provided under confidentiality agreements.

“Company Key Employee” means any executive officer of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.

•	“Company Allocation Percentage” means the percentage (rounded to four decimal places) determined by subtracting (i) the Parent Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $175,000,000.

•

“Company Outstanding Shares” means, without duplication, the total number of shares of Company Capital Stock outstanding immediately prior to the First Effective Time (including any shares of Company Common Stock or Company Preferred Stock that are issued in, or issuable upon the exercise or conversion of securities issued in, the Company Pre-Closing Financing), expressed on a fully diluted and as-converted-to-Company Common Stock basis assuming, without limitation or duplication the exercise of all Company Options, Company Warrants or other rights or commitments to receive shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock, including the Company Notes), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time. For the avoidance of doubt, Company Outstanding Shares shall (a) exclude, to avoid the double-counting of, any shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock, including any Company Notes) to the extent such shares or securities are contributed as consideration in the Company Pre-Closing Financing and (b) include (i) to the extent not already issued prior to the First Effective Time, any shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company

Common Stock or Company Preferred Stock) issuable to the Paragon Entities (as such term is defined in the Company’s Organizational Documents) as a result of the Contemplated Transactions pursuant to the Company’s Organizational Documents and (ii) to the extent not already issued prior to the First Effective Time, any shares of Company Common Stock or Company Preferred Stock (or securities convertible or exercisable into shares of Company Common Stock or Company Preferred Stock) issuable pursuant to the offer letter set forth in Section 3.6(d) of the Company Disclosure Letter.

•

“Company Valuation” means the (i) Company Equity Value plus (ii) the amount of proceeds actually received by the Company from the Company Pre-Closing Financing (including in the proceeds actually received from any Company Notes, and any interest thereon, contributed as consideration in the Company Pre-Closing Financing).

•	“Exchange Ratio” means the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

•	“Parent Allocation Percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

•

“Parent Outstanding Shares” means, without duplication, (including, without limitation, the effects of the Nasdaq Reverse Split, if completed) the total number of shares of Parent Common Stock outstanding immediately prior to the First Effective Time expressed on a fully-diluted basis, and assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options, warrants or other rights or commitments to receive shares of Parent Common Stock or Parent Preferred Stock (or securities convertible or exercisable into shares of Parent Common Stock or Parent Preferred Stock, but excluding any Parent Convertible Preferred Stock issuable in accordance herewith), whether conditional or unconditional, that are outstanding as of immediately prior to the First Effective Time. Notwithstanding any of the foregoing, no Parent Options, if any, shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares to the extent cancelled at or prior to Closing under Section 6.6(c).

•	“Parent Valuation” means (i) $11,000,000, minus (ii) the amount by which Parent Net Cash is less than $5,000,000 (if any).

•	“Post-Closing Parent Shares” mean the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“Company Notes” means the convertible notes issued pursuant to that certain Series A Preferred Stock and Convertible Note Purchase Agreement among the Company and the purchasers party thereto, dated as of March 6, 2024, or any additional convertible promissory notes that may be issued from time to time prior to the Closing.

“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.

“Company Preferred Stock” means the shares of the Company’s capital stock designated as preferred stock, including the Company Series A Preferred Stock.

“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing.

“Company Series A Preferred Stock” means a series of the Company’s preferred stock designated as Series A Preferred Stock, $0.0001 par value per share.

“Company Stock Plans” means the Company’s Amended and Restated 2024 Equity Incentive Plan.

“Company Triggering Event” shall be deemed to have occurred if, at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly proposed, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company.

“Confidentiality Agreement” means the letter agreement dated as of February 9, 2024, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Constructive Issuance and the other transactions contemplated by this Agreement (other than the Parent Legacy Transaction and Parent Charter Amendment), the Company Pre-Closing Financing and the Nasdaq Reverse Split (to the extent applicable and deemed necessary by Parent and the Company).

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLLCA” means the Delaware Limited Liability Company Act.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) other plan, program, policy or arrangement providing for stock options, stock purchases, equity-based compensation, bonuses (including any annual bonuses and retention bonuses) or other incentives, severance pay, deferred compensation, employment, compensation, change in control or transaction bonuses, supplemental, vacation, retirement benefits (including post-retirement health and welfare benefits), pension benefits, profit-sharing benefits, fringe benefits, life insurance benefits, perquisites, health benefits, medical benefits, dental benefits, vision benefits, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) all other plans, programs, policies or arrangements providing compensation to employees, consultants and non-employee directors.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger Sub Board” means the board of directors of First Merger Sub.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the U.S. Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In the Money Parent Option” shall mean Parent Options with an exercise price equal to or less than the Parent Closing Price.

“Intellectual Property” means: (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, (e) formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not, and (f) all United States and foreign rights arising under or associated with any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities, (ii) with respect Parent, the Knowledge of the individuals listed on Schedule A of the Parent Disclosure Letter as of the date of such knowledge is imputed and (iii) with respect to any Person that is an Entity (other than Parent) the Knowledge of any executive officer of such Person as of the date such knowledge is imputed. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

“Nasdaq” means The Nasdaq Stock Market.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its business and consistent with its past practice or, with respect to the Company, the customary practices of a recently formed company at a similar stage of development; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include actions required to effect and effecting any Parent Legacy Transaction.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price.

“Parent Associate” means any current employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the audited balance sheet of Parent as of December 31, 2023, included in Parent’s Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.6(a) and 4.6(d).

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the Closing Date as reported by Bloomberg L.P.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party, (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation or (c) under which Parent has or may acquire any right or interest.

“Parent Convertible Preferred Stock” means Parent’s non-voting convertible preferred stock, par value $0.001 per share, with the rights, preferences, powers and privileges specified in the Certificate of Designation.

“Parent Employee Plan” means any Employee Plan that Parent or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Parent or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Subs set forth in Sections 4.1(a), 4.2, 4.3, 4.4, 4.5(a)(i) and 4.21.

“Parent IP Rights Agreement” means any Contract governing, related or pertaining to any Parent IP Rights.

“Parent IP Rights” means all Intellectual Property owned, licensed or controlled by Parent that is necessary for, or used or held for use in, the operation of the business of Parent.

“Parent Key Employee” means (i) an executive officer of Parent; and (ii) any employee of Parent that reports directly to the Parent Board or to an executive officer of Parent.

“Parent Legacy Business” means the business of Parent as conducted at any time prior to the date of this Agreement, including but not limited to business related to the assets listed on Section 1.1(a) of the Parent Disclosure Letter.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Parent that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Parent or any of its Subsidiaries operates; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Parent or any of its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent or any of its Subsidiaries operates. Notwithstanding the above, a delisting of Parent Common Stock on Nasdaq shall constitute a Parent Material Adverse Effect, provided that the Company has not refused or unreasonably delayed its consent to reasonable actions by Parent to maintain the listing of Parent Common Stock on Nasdaq.

“Parent Net Cash” means without duplication, (i) Parent’s unrestricted cash and cash equivalents and marketable securities determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, plus (ii) all prepaid expenses set forth on Section 1.1(b) of the Parent Disclosure Letter, plus (iii) all receivables which the parties may mutually agree (each in their sole discretion) are recoverable by or provide benefit to Parent after the First Effective Time (if any), minus (iv) the sum of Parent’s consolidated short-term and long-term contractual obligations and liabilities accrued at the Closing Date, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, minus (v) the aggregate amount (without duplication) of all fees and expenses incurred by Parent prior to the First Effective Time in connection with the Contemplated Transactions or the Parent Legacy Transaction, including: (a) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, tax advisors, and other professional advisors of Parent in connection with the Contemplated Transactions or the Parent Legacy Transaction; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees; (e) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the Contemplated Transactions or any Parent Legacy Transaction, together with any payroll Taxes associated therewith; (f) the dividend of any excess Parent Net Cash (but only to the extent declared and unpaid) and all costs and expenses associated therewith; and (g) the costs associated with obtaining the “D&O tail policy” pursuant to Section 6.7, in each case, to the extent unpaid as of the First Effective Time, minus (vi) all remaining rent payments and any other Liabilities under Parent’s lease obligations, minus (vii) any unpaid Taxes of Parent and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing Date, minus (viii) all costs and expenses to be mutually agreed by Parent and the Company relating to the winding down of Parent Legacy Business, including the sale, license or other disposition of any or all of the Parent Legacy Business to the extent unpaid as of the Closing, including any costs incurred costs incurred by Parent following the Closing pursuant to Section 6. 17 and minus (ix) the amounts due and payable to holders of Parent Options pursuant to Section 6.6(c) to the extent unpaid as of the First Effective Time; provided, however, that if any portion of the fees and expenses described in subclauses (b), (c), and (d) of clause (v) have been paid by Parent prior to the First Effective Time in an amount greater than Parent’s share of such fee and expense described in subclauses (b), (c), and (d), then (x) such portion in excess of Parent’s shares of such fee and expense described in subclauses (b), (c), and (d) shall not be deducted by reason of subclauses (b), (c), and (d) of clause (v) and (y) such portion shall be added to the calculation of Parent Net Cash.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock granted by Parent, including pursuant to any Parent Stock Plan.

“Parent Preferred Stock” means the shares of Parent’s capital stock designated as preferred stock, par value $0.001 per share of Parent, including the Parent Convertible Preferred Stock.

“Parent Registered IP” means all Parent IP Rights that are owned or exclusively licensed by Parent that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Parent Restricted Stock Units” means any equity award with respect to Parent Common Stock that represents the right to receive in the future shares of Parent Common Stock pursuant to any Parent Stock Plan.

“Parent Triggering Event” shall be deemed to have occurred if, prior to the approval of this Agreement and the Contemplated Transactions by Parent’s stockholders and subject to Section 6.3(c): (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or subject to Section 6.3(e), publicly proposed, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).

“Party” or “Parties” means the Company, Merger Subs and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Budget or the Parent Balance Sheet, as applicable, in accordance with GAAP, (b) minor non-monetary liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Parent, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts that are not yet due and payable and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means any data or information that constitutes “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any analogous term under applicable Law, including any such information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with any identified or identifiable individual or household.

“Privacy Laws” mean, collectively, (i) all Laws governing privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information, including any such legally binding requirements set forth in regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including HIPAA, Section 5 of the Federal Trade Commission Act, the Telephone Consumer Protection Act and U.S. state consumer protection and data breach notification Laws, and (ii) any legally binding requirements of any self-regulatory organizations governing data privacy, data protection, data security, trans-border data flow, data loss, data theft, breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of Personal Information.

“Representatives” means with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and other representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of this Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax Return” means any return (including any information return), report, statement, declaration, claim or refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Terms	Section
AAA	2.8(i)
Accounting Firm	2.8(i)
Agreement	Preamble
Allocation Certificate	6.15
Assumed Option	6.5(a)
Assumed Warrant	6.5(b)
Capitalization Date	4.6(a)
Cash Determination Time	2.8(a)
Certificate of Merger	2.3
Certifications	4.7(a)
Closing Date	2.3
Closing	2.3
Company 409A Plan	3.17(j)
Company Audited Financial Statements	6.1(e)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Budget	3.7(a)
Company Disclosure Letter	Section 3
Company Interim Financial Statements	6.1(e)
Company Intervening Event	6.2(d)
Company Material Contract	3.13(a)
Company Material Contracts	3.13(a)
Company Permits	3.14(b)
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Required S-4 Information	6.1(d)
Company Stockholder Support Agreement	Recital
Company Stockholder Written Consents	6.2(a)
Company Termination Fee	10.3(b)
Company Valuation Calculation	2.8(b)
Company Valuation Delivery Date	2.8(b)
Company Valuation Determination Time	2.8(b)
Company Valuation Dispute Notice	2.8(d)
Company Valuation Response Date	2.8(d)
Company Valuation Schedule	2.8(b)
Company	Preamble
Concurrent Investment	Preamble
Costs	6.7(a)
D&O Indemnified Parties	6.7(a)
Dispute Notice	2.8(c)
Dissenting Shares	2.12(a)

Drug/Device Regulatory Agency	3.14(b)
Employment-Related Laws	3.17(k)
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(b)
FDCA	3.14(c)
First Certificate of Merger	2.3
First Effective Time	2.3
First Merger	Recital
First Step Surviving Corporation	2.1
Form S-4	6.1(a)
GAAP	3.7(a)
Intended Tax Treatment	2.10
Liability	3.9
Lock-Up Agreement	Recital
Lock-Up Agreements	Recital
Merger Consideration	2.5(a)(ii)
Merger Subs	Preamble
Merger	Recital
Nasdaq Fees	6.9
Nasdaq Listing Application	6.9
Notice Period	6.2(d)
Ordinary Course Agreement	3.16(g)
Parent 409A Plan	4.17(j)
Parent Board Adverse Recommendation Change	6.3(c)
Parent Board Recommendation	6.3(b)
Parent Charter Amendment	2.4(b)(ii)
Parent Disclosure Letter	Section 4
Parent Intervening Event	6.3(c)
Parent Legacy Transaction	5.1(c)
Parent Material Contract	4.13(a)
Parent Material Contracts	4.13(a)
Parent Net Cash Calculation	2.8(a)
Parent Net Cash Schedule	2.8(a)
Parent Notice Period	6.3(c)
Parent Permits	4.14(b)
Parent Pre-Closing Dividend	5.1(c)(ii)
Parent Pre-Closing Dividend Amount	5.1(c)(ii)
Parent Product Candidates	4.14(d)
Parent Real Estate Leases	4.11
Parent Regulatory Permits	4.14(d)
Parent SEC Documents	4.7(a)
Parent Stock Plans	4.6(c)

Parent Stockholder Matters	6.3(a)
Parent Stockholder Meeting	6.3(a)
Parent Stockholder Support Agreement	Recital
Parent	Preamble
PHSA	3.14(c)
Post-Closing Welfare Plan	6.6(b)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Parent Stockholder Vote	4.4
Response Date	2.8(c)
SEC Documents	6.16
Second Certificate of Merger	2.3
Second Effective Time	2.3
Second Merger	Recital
Stockholder Notice	6.2(b)
Subscription Agreement	Recital
Surviving Entity	2.1
Tax Certificates	6.10(c)
Transaction Litigation	6.4(c)
WARN Act	3.17(k)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract (except for references to any agreements or Contracts listed on the Parent Disclosure Letter or Company Disclosure Letter) are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. The Exhibits to this Agreement, the Parent Disclosure Letter and the Company Disclosure Letter are integral parts of the interpretation of this Agreement, but only Exhibit D-1 (including Exhibit A to such Exhibit) and Exhibit D-2 is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Letter or Parent Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been (a) posted to and continuously made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, First Merger Sub shall be merged with and into the Company, and the separate existence of First Merger Sub shall cease. The Company will continue as the surviving corporation in the First Merger (the “First Step Surviving Corporation”). Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the First Step Surviving Corporation will merge with and into Second Merger Sub, and the separate existence of the First Step Surviving Corporation shall cease. As a result of the Second Merger, Second Merger Sub will continue as the surviving entity in the Second Merger (the “Surviving Entity”).

2.2 Effects of the Merger. The First Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the First Merger, the Company will become a wholly owned subsidiary of Parent. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA.

2.3 Closing; First Effective Time; Second Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” Immediately prior to the Closing on the Closing Date, Parent shall file the Certificate of Designation with the office of the Secretary of State of the State of Delaware. At the Closing, (i) the Parties shall cause the First Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance attached hereto as Exhibit D-1 and incorporated herein by reference (the “First Certificate of Merger”) and (ii) the Parties shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in form and substance attached hereto as Exhibit D-2 and incorporated herein by reference (the “Second Certificate of Merger” and together with the First Certificate of Merger, the “Certificate of Merger”). The First Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “First Effective Time”). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of Parent and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).

2.4 Organizational Documents; Directors and Officers.

(a) At the First Effective Time:

(i) The certificate of incorporation of the First Step Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii) The bylaws of the First Step Surviving Corporation shall be identical to the bylaws of the Company as in effect immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii) the directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation, shall be such persons as shall be mutually agreed upon by Parent and the Company.

(b) At the Second Effective Time:

(i) The certificate of formation of the Surviving Entity shall be the certificate of formation of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such certificate of formation; provided, however, that at the Second Effective Time (as part of the Second Certificate of Merger), the certificate of formation shall be amended to (A) change the name of the Surviving Entity to “Oruka Therapeutics Operating Company, LLC,” and (B) make such other changes as are mutually agreed to by Parent and the Company;

(ii) The limited liability company agreement of the Surviving Entity shall be amended and restated in its entirety to read identically to the limited liability company agreement of Second Merger Sub as in effect immediately prior to the Second Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; provided, however, that following the Second Effective Time (but as soon thereafter as practicable), the limited liability company agreement shall be amended to change the name of the Surviving Entity to “Oruka Therapeutics Operating Company, LLC”;

(iii) The certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Second Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Second Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Oruka Therapeutics, Inc.”, (ii) effect the Nasdaq Reverse Split (to the extent applicable and necessary), (iii) increase the number of shares of Parent Common Stock that Parent is authorized to issue to a number mutually agreed between Parent and the Company, and (iv) make such other changes as are mutually agreeable to Parent and the Company (such amendment, the “Parent Charter Amendment”);

(iv) The directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 6.12; and

(v) The directors and officers of Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability company agreement of Second Merger Sub, shall be as set forth in Section 6.12 after giving effect to the provisions of Section 6.12, or such other persons as shall be mutually agreed upon by Parent and the Company.

2.5 Conversion of Company, First Merger Sub and Second Merger Sub Equity Securities.

(a) At the First Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Subs, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the First Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), (A) each share of Company Common Stock (including any shares of Company Common Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, and (B) each share of Company Preferred Stock outstanding immediately prior to the First Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Convertible Preferred Stock equal to (x) the Exchange Ratio divided by (y) 1,000 (collectively, the “Merger Consideration”).

(b) If any shares of Company Capital Stock outstanding immediately prior to the First Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Capital Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Capital Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the First Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Parent Capital Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall receive from Parent, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Common Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Common Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Parent Preferred Stock that a holder of Company Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Parent Preferred Stock issuable to such and any remaining fractional shares shall be, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein, rounded up to the nearest whole share of Parent Preferred Stock.

(d) All Company Options outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5(a). All Company Warrants outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 6.5(b).

(e) Each share of common stock, $0.001 par value per share, of First Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the First Step Surviving Corporation. Each book entry share of First Merger Sub evidencing ownership of any such shares shall, as of the First Effective Time, evidence ownership of such shares of common stock of the First Step Surviving Corporation.

(f) If, between the date of this Agreement and the First Effective Time, the outstanding Company Capital Stock or Parent Capital Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, Company Warrants and Parent Capital Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Capital Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the First Step Surviving Corporation, Second Merger Sub or their respective stockholders, each share of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be canceled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto.

2.6 Closing of the Company’s Transfer Books. At the First Effective Time: (a) all Company Capital Stock outstanding immediately prior to the First Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the First Effective Time shall cease to have any rights as stockholders of the Company and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the First Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the First Effective Time.

2.7 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Parent and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the First Effective Time, Parent shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Parent Capital Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the First Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of physical stock certificates representing shares of Company Capital Stock, (the “Company Stock Certificates”) shall be effected, and risk of loss and title shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Parent Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Capital Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and Section 2.5(c) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the First Effective Time, to represent only the right to receive book-entry shares of Parent Capital Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Capital Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Capital Stock issued in exchange therefor as Parent may reasonably request.

(c) No dividends or other distributions declared or made with respect to Parent Capital Stock with a record date after the First Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Capital Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Parent Capital Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Capital Stock and any dividends or distributions with respect to shares of Parent Capital Stock.

(e) No Person shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Parent Capital Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.8 Calculation of Net Cash and Company Valuation.

(a) No later than five (5) Business Days before the Closing, Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash (the “Parent Net Cash Calculation”) as of 11:59 p.m. on the Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible) as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s internal finance personnel and its accountants and counsel at reasonable times and upon reasonable notice. The Parent Net Cash Calculation shall include Parent’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b) No later than five (5) Business Days before the Closing, the Company will deliver to Parent a schedule (the “Company Valuation Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculations of the components of the Company Valuation (the “Company Valuation Calculation”) and the date of delivery of such schedule being (the “Company Valuation Delivery Date”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Company Valuation Determination Time”) prepared and certified by the Company’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for the Company). The Company shall make available to Parent, as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Valuation Schedule and, if reasonably requested by Parent, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(c) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d) No later than three (3) Business Days after the Company Valuation Delivery Date (the last day of such period, the “Company Valuation Response Date”), Parent shall have the right to dispute any part of the Company Valuation Calculation by delivering a written notice to that effect to the Company (a “Company Valuation Dispute Notice”). Any Company Valuation Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Company Valuation Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(e) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.8(c), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.

(f) If, on or prior to the Company Valuation Response Date, Parent notifies the Company in writing that it has no objections to the Company Valuation Calculation or, if on the Company Valuation Response Date, Parent fails to deliver a Company Valuation Dispute Notice as provided in Section 2.8(d), then the Company Valuation Calculation as set forth in the Company Valuation Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(g) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon the Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time for purposes of this Agreement.

(h) If Parent delivers a Company Valuation Dispute Notice on or prior to the Company Valuation Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the components of the Company Valuation, which agreed upon Company Valuation amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Valuation at the Company Valuation Determination Time for purposes of this Agreement.

(i) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Cash Determination Time pursuant to Section 2.8(g) or the components of Company Valuation as of the Company Valuation Determination Time pursuant to Section 2.8(h) within three days after delivery of the Dispute Notice or the Company Valuation Dispute Notice, as applicable, (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Parent Net Cash or Company Valuation shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule and the Dispute Notice and the Company Valuation Schedule and the Company Valuation Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash or the components of the Company Valuation made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time or the components of the Company Valuation at the Company

Valuation Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.8(i). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash or the Company Valuation that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash amount or the components of the Company Valuation. If this Section 2.8(i) applies as to the determination of the Parent Net Cash at the Cash Determination Time or to the determination of the components of the Company Valuation at the Company Valuation Determination Time, as applicable, upon resolution of the matter in accordance with this Section 2.8(i), the Parties shall not be required to determine Parent Net Cash or the Company Valuation again even though the Closing may occur later than the Anticipated Closing Date, except that either Parent and the Company may request a redetermination of Parent Net Cash or the Company Valuation if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.9 Further Action. If, at any time after the First Effective Time, any further action is determined by the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Entity shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of First Merger Sub, in the name of Second Merger Sub, in the name of the Surviving Entity and otherwise) to take such action.

2.10 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

2.11 Withholding. Each of the Exchange Agent, Parent and the Surviving Entity shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under applicable Law; provided that the Exchange Agent, Parent and the Surviving Entity shall use commercially reasonable efforts to promptly notify such Persons of any intention to withhold any portion of such consideration and cooperate with such Persons to reduce or eliminate any such withholding to the extent permitted by applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. All payments made under this agreement that constitute compensation to employees for services for Tax purposes shall be made through the payroll of the Surviving Entity or Parent, as applicable.

2.12 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the First Effective Time and which are held by stockholders or owned by beneficial owners who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders or beneficial owners shall be entitled to receive payment of the fair value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders or beneficial owners fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders or owned by beneficial owners who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the First Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the First Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.7.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders or beneficial owners received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Except as set forth in the written disclosure document delivered by the Company to Parent (the “Company Disclosure Letter”) concurrently with the execution of this Agreement, the Company represents and warrants to Parent and Merger Subs as follows:

3.1 Due Organization; Subsidiaries.

(a) The Company is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.

(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent, First Merger Sub and Second Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The affirmative vote (or written consent) of (i) the holders of a majority of the shares of Company Capital Stock outstanding on the record date, voting as a single class on an as-converted basis, and (ii) the holders of a majority of the shares of Company Series A Preferred Stock outstanding on the record date and entitled to vote thereon, voting as a separate class, is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote, compliance with any applicable requirements of the HSR Act (if applicable) and the filing of the Certificate of Merger and Certificate of Designation required by the DGCL or DLLCA, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of the Company, or any of the assets owned, leased or used by the Company;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger and Certificate of Designation with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iii) compliance with any applicable requirements of the HSR Act (if applicable) and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) No state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.

3.6 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 65,000,000 shares of Company Common Stock of which 9,460,019 shares have been issued and are outstanding as of the date hereof and (ii) 20,000,000 shares of Company Preferred Stock, of which 20,000,000 shares have been designated Series A Preferred Stock and 20,000,000 have been issued and are outstanding as of the date hereof. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the Company’s capital stock is held by the Persons and in the amounts set forth in Section 3.6(a) of the Company Disclosure Letter, which further sets forth for each such Person (i) the name of such Person and the number of shares held, (ii) the class and series of such shares, (iii) the number of the applicable book-entry positions representing such shares or the number of the certificate representing such shares, (iv) whether such Person is or has ever been an employee, and (v) the state of residence of such Person. Each share of Company Preferred Stock is convertible into one share of Company Common Stock. There are no declared or accrued but unpaid dividends with respect to any shares of the Company’s capital stock and the Company has never declared or paid any dividend or other distribution.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) of the Company Disclosure Letter have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Letter accurately and completely describes all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Company Stock Plans and except as set forth on Section 3.6(c) of the Company Disclosure Letter, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Section 3.6(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the date hereof: (i) the name of the holder, (ii) the number of shares of Company Common Stock subject to such Company Option as of the date hereof, (iii) the exercise price of such Company Option, (iv) the date on which such Company Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Company Option expires, (vii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Company Option, the plan pursuant to which such Company Option was granted. The Company has made available to Parent accurate and complete copies of equity incentive plans pursuant to which the Company has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Company Stock Plans and any amendments thereto.

(d) Except for the outstanding Company Options or as set forth on Section 3.6(d) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock, Company Options and other securities of the Company have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Letter includes true and complete copies of the Company’s budget overview for March 2024 (the “Company Budget”).

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal controls consistent with the practices of similarly situated private companies over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Letter lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Letter, between the date of its incorporation and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Parent pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since the date of its incorporation, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against in the Company Budget, (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Budget in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of the Company under Company Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and the Subscription Agreement, (e) Liabilities described in Section 3.9 of the Company Disclosure Letter and (f) those Liabilities that are not material to the Company.

3.10 Title to Assets. The Company owns and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Budget and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property, nor is the Company party to any agreement to purchase or sell any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by the Company or to the Company’s Knowledge, the other party thereto.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Letter is an accurate, true and complete listing of all Company Registered IP.

(b) Section 3.12(b) of the Company Disclosure Letter accurately identifies (i) all Company Contracts pursuant to which any Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof) and (ii) whether the license or licenses granted to the Company are exclusive or nonexclusive.

(c) Section 3.12(c) of the Company Disclosure Letter accurately identifies each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).

(d) The Company is not bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP Rights anywhere in the world.

(e) The Company exclusively owns all right, title and interest to and in Company IP Rights (other than (i) Company IP Rights licensed to the Company, or co-owned rights each as identified in Section 3.12(e) of the Company Disclosure Letter, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Intellectual Property for the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.

(iii) To the Knowledge of the Company, no current or former stockholder, officer, director or employee of the Company has any claim, right (whether currently exercisable, or exercisable in the future) or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.

(iv) No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution owning such Company IP Rights or the right to receive royalties or other remuneration for the practice of such Company IP Rights as of the date of this Agreement.

(v) The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as confidential or a trade secret.

(vi) The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.

(f) The Company has delivered or made available to Parent, a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) the Company, and to the Knowledge of the Company, no other party to any such agreement, is not in breach or default thereof in any material respect.

(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by the Company does not violate any license or agreement between the Company and any other third party, and, to the Knowledge of the Company, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Patents owned by Company within the Company IP Rights, or otherwise violating any Company IP Rights Agreement.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. The Company has not received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that the Company has otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of the Company to exploit any Company IP Rights.

(i) Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.

(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company has or purports to have an ownership interest has been impaired as determined by the Company in accordance with GAAP.

(k) Except as set forth in Sections 3.12(b), 3.12(c) or 3.12(k) of the Company Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by the Company, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company, taken as a whole and (ii) the Company has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company is not party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Letter lists the following Company Contracts in effect as of the date of this Agreement other than the Subscription Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Entity to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(iii) each Company Contract (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company granted any Person an exclusive license under any Company IP Rights;

(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(v) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company, any of its Subsidiaries, or of a product;

(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions and requiring payments by Company after the date in this Agreement in excess of $100,000 pursuant to its express terms;

(x) each Company Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $100,000;

(xi) each Company Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which the Company or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of the Company taken as a whole; or

(xiii) Company Real Estate Leases.

(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such a manner, and, if such Company Material Contract provides for a cure period, the Company or such other party fails to have cured such breach, violation or default, so that any other party or the Company, as the case may be, is permitted to modify, cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) The Company is, and has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other Legal Proceeding or action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement or Order binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”) or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”), the Company holds all required Governmental Authorizations for the operation of the business of the Company as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Letter identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Entity or its Subsidiaries, as applicable, immediately after the Second Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the First Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) The Company holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Section 3.14(d) of the Company Disclosure Letter identifies each Company Regulatory Permit. The Company has timely maintained and is in compliance in all material respects with the Company Regulatory

Permits and has not received any written notice or correspondence or, to the Knowledge of the Company, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Parent all information requested by Parent in the Company’s possession or control relating to material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; preclinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.

(e) All clinical, preclinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. The Company has not received any written notices, correspondence or other communications from any Drug/Device Regulatory Agency, Governmental Authority, institutional review board, ethics committee or safety monitoring committee requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) The Company is not, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products, including Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. The Company has not, and to the Knowledge of the Company, no contract manufacturer, nor their respective officers, employees or agents, with respect to any Company Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or a comparable policy of any other Drug/Device Regulatory Agency. None of the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of the Company in connection with any Company Product Candidate have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) Neither the Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Company Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) The Company has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by the Company under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of the Company.

(e) No deficiencies for a material amount of Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of the Company. The Company has not granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(g) The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary commercial Contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax (an “Ordinary Course Agreement”).

(h) The Company has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company has no Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(j) The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(k) The Company is not aware of any facts or circumstances and has not taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an employee of the Company or any of its Subsidiaries, whether full- or part-time, such employee’s annual salary (or if hourly, hourly rate), most recent annual bonus received, and current annual bonus opportunity. No Company Key Employee has indicated to the Company, or any of its Subsidiaries, that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company has made available to Parent a list (on an anonymized basis) setting forth, for each Company Associate who is an individual independent contractor engaged by the Company, such contractor’s rate of compensation.

(b) The employment of the Company’s and each of its Subsidiaries’ employees is terminable by the Company and/or its applicable Subsidiary at will. The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c) Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company.

(d) Section 3.17(d) of the Company Disclosure Letter lists all Company Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to Parent).

(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(f) Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.

(g) Neither the Company nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h) No Company Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. The Company does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Company 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company 409A Plan is or, when made in accordance with the terms of the Company 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) The Company and each of its Subsidiaries is, and has been, in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, retaliation and harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee and workplace safety and health, wages (including overtime wages), compensation, hours of work, “plant closings” and “mass layoffs” within the meaning of the Worker Adjustment and Retraining Act of 1988 or similar state or local law (the “WARN Act”), labor practices or disputes, restrictive covenants, employment agreements, workers’ compensation and long-term disability policies, leaves of absence and worker privacy (collectively, “Employment-Related Laws”), and in each case, with respect to employees of the Company and any of its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated against or involving the Company or any of its Subsidiaries or any trustee of the Company or any of its Subsidiaries relating to any employee, contingent worker, director, employment agreement or Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of the Company, there are no material pending or threatened or reasonably anticipated claims or actions against the Company, any trustee or any trustee of any Subsidiary of the Company under any workers’ compensation policy or long-term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification within the last four (4) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has the Company or any of its Subsidiaries been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) To the Company’s Knowledge, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, by or with respect to any Company Associates. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Company’s Knowledge, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Neither the Company nor any of its Subsidiaries is, nor has the Company nor any of its Subsidiaries been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of the Company or any of its Subsidiaries including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither the Company nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law. The Company has made available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company, including the Company’s business and current or former facilities.

3.19 Insurance. The Company has delivered to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Letter describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.22 Privacy and Data Security. The Company is and has at all times been in compliance with all applicable Privacy Laws and the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with the Company in connection with the operation of the Company’s business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company (i) has implemented and maintains reasonable written policies and procedures that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information (the “Privacy Policies”) and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Legal Proceeding has been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Company Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of the Company, there have been no data security incidents or data breaches or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of the Company or any service provider acting on behalf of the Company, in each case, where such incident, breach or event resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Company Contract.

3.23 Ownership of Parent Capital Stock. None of the Company or any of their directors, officers, or Affiliates or, to the knowledge of the Company or any of its controlled Affiliates, any employees of the Company or any of its controlled Affiliates (a) has owned any shares of Parent’s capital stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent, in each case during the three years prior to the date hereof.

3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any other person on behalf of Parent makes any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Parent set forth in Section 4 (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Parent, First Merger and Second Merger Sub.

Except (i) as set forth in the written disclosure document delivered by Parent to the Company (the “Parent Disclosure Letter”) concurrently with the execution of this Agreement or (ii) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Parent SEC Documents shall be deemed to be disclosed in a section of the Parent Disclosure Letter only to the extent that is readily apparent from a reading of such Parent SEC Documents that is applicable to such section or subsection of the Parent Disclosure Letter, Parent, First Merger Sub and Second Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Parent, First Merger Sub and Second Merger Sub is a corporation duly incorporated or formed, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Subs have not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) Each of Parent and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c) Parent has no Subsidiaries other than Merger Subs and except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Subs. Except as set forth on Section 4.1(c) of the Parent Disclosure Letter, Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Parent has not agreed and is not obligated to make, nor is Parent bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Parent has delivered to the Company accurate and complete copies of Parent’s Organizational Documents. Parent is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Parent and each Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Capital Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Contemplated Transactions, and, if deemed necessary by Parent and the Company, the amendment to the certificate of incorporation of the Parent to (i) change the name of Parent to “Oruka Therapeutics, Inc.”, (ii) effect the Nasdaq Reverse Split and (iii) make such other changes as are mutually agreeable to Parent and the Company pursuant to the terms of this Agreement. The First Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of First Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of First Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. The sole member of Second Merger Sub (by unanimous written consent) has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Second Merger Sub and the sole member; and (B) deemed advisable and approved this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Subs and, assuming the due authorization, execution and delivery by the Company and the accuracy of the representation in Section 3.23, constitutes the legal, valid and binding obligation of Parent and Merger Subs, enforceable against each of Parent and Merger Subs in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. Assuming the accuracy of the representation in Section 3.23, the affirmative vote of a majority of the shares of Parent Common Stock properly cast at the Parent Stockholder Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve this Agreement and thereby approve the Contemplated Transactions and clauses (i), (ii) and (iii) of the definition of “Parent Charter Amendment” (collectively, the “Required Parent Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Parent Stockholder Vote, compliance with any applicable requirements of the HSR Act (if applicable) and the filing of the Certificate of Merger and Certificate of Designation required by the DGCL or DLLCA, and assuming the accuracy of the representation in Section 3.23, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Subs, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or its Subsidiaries or any of the assets owned or used by Parent or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries or that otherwise relates to the business of Parent, or any of the assets owned, leased or used by Parent;

(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Parent Material Contract, (C) accelerate the maturity or performance of any Parent Material Contract or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any nonmaterial breach, default, penalty or modification; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).

(b) Except for (i) any Consent set forth on Section 4.5(a) of the Parent Disclosure Letter under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger and Certificate of Designation with the Secretary of State of the State of Delaware pursuant to the DGCL or DLLCA, (iv) compliance with any applicable requirements of the HSR Act (if applicable) and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and assuming the accuracy of the representation in Section 3.23, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

(c) Assuming the accuracy of the representation in Section 3.23, the Parent Board and the First Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock of which 14,501,143 shares have been issued and are outstanding as of March 28, 2024 (the “Capitalization Date”) and (ii) 5,000,000 shares of Parent Preferred Stock, par value $0.001 per share, of which 135,000 have been designated Series A Convertible Preferred Stock. No shares of Parent Preferred Stock have been issued and are outstanding as of the Capitalization Date. Parent does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is Parent bound by any

Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 4.6(b) of the Parent Disclosure Letter accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c) Except for the Parent 2004 Equity Incentive Plan, Parent 2013 Equity Incentive Plan and Parent 2020 Equity Incentive Plan, (each as may be amended from time to time, collectively, the “Parent Stock Plans”) and except as set forth on Section 4.6(c) of the Parent Disclosure Letter, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Parent does not have any employee stock purchase plan or similar program. Section 4.6(c) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Parent Common Stock subject to such Parent Option as of the Capitalization Date, (iii) the exercise price of such Parent Option, (iv) the date on which such Parent Option was granted, (v) the applicable vesting schedule, including any acceleration provisions, (vi) the date on which such Parent Option expires, (vii) whether such Parent Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (viii) in the case of a Parent Option, the plan pursuant to which such Parent Option was granted. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Stock Plans and any amendments thereto.

(d) Except for the outstanding Parent Options or as set forth on Section 4.6(d) of the Parent Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent.

(e) All outstanding shares of Parent Common Stock and Parent Options, and other securities of Parent have been issued and granted in compliance in all material respects with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

4.7 SEC Filings; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.

(c) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Parent Disclosure Letter, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. Parent has not disclosed any unresolved comments in the Parent SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with the authorization policy and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and the Audit Committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(h) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and nonfinancial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the Certifications and such disclosure controls and procedures are effective. Parent has carried out evaluation of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Parent Disclosure Letter, between December 31, 2023 and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2023, neither Parent nor any of its Subsidiaries has any Liability except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts, (d) Liabilities incurred in connection with the Parent Legacy Business or the Contemplated Transactions, (e) Liabilities described in Section 4.9 of the Parent Disclosure Letter and (f) those Liabilities that are not material to Parent.

4.10 Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property, nor is Parent party to any agreement to purchase or sell any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder by Parent or its Subsidiaries or, to Parent’s Knowledge, the other party thereto.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Parent Disclosure Letter is an accurate, true and complete listing of all Parent Registered IP.

(b) Section 4.12(b) of the Parent Disclosure Letter accurately identifies (i) all Parent Contracts pursuant to which any Parent IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of services, equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent and its employees in Parent’s standard form thereof) and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.

(c) Section 4.12(c) of the Parent Disclosure Letter accurately identifies each Parent Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent IP Rights nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).

(d) Neither Parent nor any of its Subsidiaries is bound by, and no Parent IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Parent or any of its Subsidiaries to use, exploit, assert, or enforce any Parent IP Rights anywhere in the world.

(e) Parent or one of its Subsidiaries exclusively owns all right, title, and interest to and in the Parent IP Rights (other than (i) Parent IP Rights licensed to Parent, or co-owned rights each as identified in Section 4.12(e) of the Parent Disclosure Letter, (ii) any non-customized software that (A) is licensed to Parent solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing or distribution of, any of Parent or its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of Parent Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.

(ii) Each Person who is or was an employee or contractor of Parent or any of its Subsidiaries and who is or was involved in the creation or development of any Intellectual Property for Parent or any of its Subsidiaries has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to Parent or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Parent and its Subsidiaries.

(iii) To the Knowledge of Parent, no current or former stockholder, officer, director or employee of Parent or any of its Subsidiaries has any claim, right (whether currently exercisable, or exercisable in the future), or interest to or in any Parent IP Rights purported to be owned by Parent. To the Knowledge of Parent, no employee of Parent or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or such Subsidiary or confidentiality provisions protecting trade secrets and confidential information comprising Parent IP Rights purported to be owned by Parent or such Subsidiary.

(iv) No funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Parent IP Rights in which Parent or any of its Subsidiaries has an ownership interest.

(v) Parent and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Parent or such Subsidiary holds, or purports to hold, as confidential or a trade secret.

(vi) Parent or any of its Subsidiaries has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Parent IP Rights to any other Person.

(f) Parent has delivered, or made available to the Company, a complete and accurate copy of all material Parent IP Rights Agreements.

(g) The manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent does not violate any license or agreement between Parent or its Subsidiaries and any third party in any material respect, and, to the Knowledge of Parent, does not infringe or misappropriate any valid and issued Patent right or other Intellectual Property of any other Person, which infringement or misappropriation would reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no third party is infringing upon any Patents owned by Parent within the Parent IP Rights, or violating any Parent IP Rights Agreement.

(h) As of the date of this Agreement, Parent is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Parent IP Rights. Parent has not received any written notice asserting that any Parent Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods or processes claimed or covered thereunder infringes or misappropriates or violates the rights of any other Person or that Parent or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person.

(i) To the Knowledge of Parent, no trademark (whether registered or unregistered) or trade name owned, used or applied for by Parent conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person except as would not have a Parent Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Parent has or purports to have an ownership interest has been impaired as determined by Parent in accordance with GAAP.

(j) Except as may be set forth in the Contracts listed on Section 4.12(b), 4.12(c) or 4.12(k) of the Parent Disclosure Letter or as contained in “off-the-shelf” license agreements entered into in the Ordinary Course of Business by Parent, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation or similar claim which is material to Parent taken as a whole and (ii) Parent has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(k) Neither Parent nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Parent IP Rights, result in breach of, default under or termination of such Contract with respect to any Parent IP Rights, or impair the right of Parent or the Surviving Entity and its Subsidiaries to use, sell or license or enforce any Parent IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13 of the Parent Disclosure Letter identifies each Parent Contract that is in effect as of the date of this Agreement (each, an “Parent Material Contract” and collectively, the “Parent Material Contracts”):

(i) each Parent Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Parent Contract requiring payments by Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Parent Associate providing employment related, consulting or independent contractor services, not terminable by Parent on thirty (30) calendar days’ or less notice without liability;

(iii) each Parent Contract relating to any agreement or plan, including any option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision or (D) any non-solicitation provision;

(vi) each Parent Contract (A) pursuant to which any Person granted Parent an exclusive license under any Intellectual Property, or (B) pursuant to which Parent granted any Person an exclusive license under any Parent IP Rights;

(vii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent, any of its Subsidiaries, or of a product;

(viii) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(ix) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000 after the date of this Agreement;

(x) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute pursuant to which Parent or any of its Subsidiaries has outstanding obligations to pay consideration in excess of $100,000;

(xi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(xii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or such Subsidiary or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Parent Contracts entered into in the Ordinary Course of Business;

(xiii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions and requiring payments by Parent after the date in this Agreement in excess of $100,000 pursuant to its express terms;

(xiv) each Parent Contract to which Parent or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound (other than Parent Real Estate Leases), which involves annual obligations of payment by, or annual payments to, Parent or such Subsidiary in excess of $100,000;

(xv) any Parent Real Estate Lease;

(xvi) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Parent Disclosure Letter; or

(xvii) any other Parent Contract (other than Parent Real Estate Leases) that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, and (A) which involves payment or receipt by Parent or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate or (B) that is material to the business or operations of Parent and its Subsidiaries taken as a whole.

(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Parent has not nor, to Parent’s Knowledge as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such a manner, and, if such Parent Material Contract provides for a cure period, Parent or such other party fails to have cured such breach, violation or default, so that any other party or Parent, as the case may be, is permitted to modify, cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Parent and each of its Subsidiaries is, and since January 1, 2023, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order or other action by any Governmental Authority is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no agreement or Order binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Except for matters regarding the FDA or other Drug/Device Regulatory Agency, each of Parent and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Parent and Merger Subs as currently conducted (collectively, the “Parent Permits”). Section 4.14(b) of the Parent Disclosure Letter identifies each Parent Permit. Each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, substantially limit, suspend or materially modify any Parent Permit. The rights and benefits of each Parent Permit, if any, will be available to Parent and Surviving Entity immediately after the Second Effective Time on terms substantially identical to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the First Effective Time.

(c) There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged violation by Parent or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug/Device Regulatory Agency.

(d) Each of Parent and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Parent and Merger Subs as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Parent Product Candidates”) (the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Section 4.14(d) of the Parent Disclosure Letter identifies each Parent Regulatory Permit. Parent has timely maintained and is in compliance in all material respects with the Parent Regulatory Permits and neither Parent nor or any of its Subsidiaries has, since January 1, 2023, received any written notice or correspondence or, to the Knowledge of Parent, other communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit. Parent has made available to the Company all information requested by the Company in Parent’s or its Subsidiaries’ possession or control relating to material Parent Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Parent Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug/Device Regulatory Agency; and meeting minutes with any Drug/Device Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, in which Parent or its Subsidiaries or their respective product candidates, including the Parent Product Candidates, have participated were, since January 1, 2023, and, if still pending, are being conducted in accordance in all material respects with standard medical and scientific research procedures, and in compliance in all material respects with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since January 1, 2023, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug/Device Regulatory Agency requiring or, to the Knowledge of Parent, any action to place a clinical hold order on, or otherwise terminate, delay or suspend any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or its current product candidates, including the Parent Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of Parent, on behalf of Parent or any of its Subsidiaries has been disqualified from participating in studies involving the Parent Product Candidates, and to the Knowledge of Parent, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.

(f) Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or by any other Drug/Device Regulatory Agency under a comparable policy. Neither Parent nor any of its Subsidiaries and, to the Knowledge of Parent, any contract manufacturer, nor their respective officers, employees or agents, with respect to any Parent Product Candidate has committed any acts, made any statement or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred, convicted of any crime or is engaging or has engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Parent, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries, and to the Knowledge of the Parent, any contract manufacturer with respect to any Parent Product Candidate, or any of its officers, employees or agents.

(g) All manufacturing operations conducted by, or to the Knowledge of Parent, for the benefit of, Parent or its Subsidiaries in connection with any Parent Product Candidate, since January 1, 2023, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.

(h) None of Parent, any of its Subsidiaries, and to the Knowledge of Parent, any manufacturing site of a contract manufacturer or laboratory, with respect to any Parent Product Candidate, (i) is subject to a Drug/Device Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter or similar correspondence or notice from the FDA or other Drug/Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Drug/Device Regulatory Agency, and, to the Knowledge of Parent, neither the FDA nor any other Drug/Device Regulatory Agency is considering such action.

4.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Parent or any of its Subsidiaries or any Parent Associate (in his or her capacity as such) or any of the material assets owned or used by Parent or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or other Parent Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing in any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or any material assets owned or used by Parent or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Parent and each of its Subsidiaries has timely filed (or caused to be timely filed) all income Tax Returns and all other material Tax Returns required to be filed by it under applicable Law (taking into account any applicable extensions). All such Tax Returns were true, correct and complete in all material respects. Subject to exceptions as would not be material, no claim has been made by a Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is subject to taxation by that jurisdiction.

(b) All material amounts of Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid (taking into account any applicable extensions).

(c) Each of Parent and each of its Subsidiaries has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for a material amount of Taxes (other Encumbrances described in clause (a) of the definition of “Permitted Encumbrances”) upon any of the assets of Parent or any of its Subsidiaries.

(e) No deficiencies for a material amount of Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been timely paid in full. There are no pending (or, based on written notice, threatened) material audits, assessments, examinations or other actions for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has granted a waiver of any statute of limitations in respect of a material amount of Taxes or an extension of time with respect to a material Tax assessment or deficiency that, in each case, is currently in effect.

(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than Ordinary Course Agreements.

(g) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Parent). Neither Parent nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Parent or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by Contract (other than an Ordinary Course Agreement).

(h) Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(i) Neither Parent nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither Parent nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) The Parent has made available to Company a list setting forth, for each Parent Associate who is an employee of Parent or any of its Subsidiaries, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the expected return), whether exempt from the Fair Labor Standards Act and applicable state law, annual salary (or if hourly, hourly rate), most recent annual bonus received and current annual bonus opportunity. The Parent has made available to Company a list setting forth, for each Parent Associate who is an individual independent contractor engaged by Parent or any of its Subsidiaries, such contractor’s name, duties and rate of compensation.

(b) The employment of Parent’s employees is terminable by Parent at will. Parent has made available to the Company accurate and complete copies of all employee manuals and handbooks, to the extent currently effective and material.

(c) Parent is not a party to, bound by the terms of, and does not have a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent.

(d) Section 4.17(d) of the Parent Disclosure Letter lists all Parent Employee Plans (other than employment arrangements which are terminable “at will” without any contractual obligation on the part of Parent or any of its Subsidiaries to make any severance, termination, change in control or similar payment and that are substantively identical to the employment arrangements made available to the Company).

(e) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(f) Each Parent Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Parent, threatened with respect to any Parent Employee Plan. All payments and/or contributions required to have been made with respect to all Parent Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Employee Plan and applicable Law.

(g) Neither Parent nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, or has, in the past six (6) years, maintained, contributed to or been required to contribute to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA.

(h) No Parent Employee Plan provides for medical or other welfare benefits to any service provider beyond termination of service or retirement, other than (1) pursuant to COBRA or an analogous state law requirement or (2) continuation coverage through the end of the month in which such termination or retirement occurs. Parent does not sponsor or maintain any self-funded medical or long-term disability benefit plan.

(i) No Parent Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(j) Each Parent Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “Parent 409A Plan”) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Parent 409A Plan is or, when made in accordance with the terms of the Parent 409A Plan, will be subject to the penalties of Section 409A(a)(1) of the Code.

(k) Parent is in material compliance with all Employment-Related Laws and in each case, with respect to the employees of Parent: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any material amounts of arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no material Legal Proceedings, claims, labor disputes or organizing activities, or grievances pending or, to the Knowledge of Parent, threatened or reasonably anticipated against or involving Parent or any trustee of Parent relating to any employee, contingent worker, director, employment agreement or Parent Employee Plan (other than routine claims for benefits) or Employment-Related Laws. To the Knowledge of Parent, there are no material pending or threatened or reasonably anticipated claims or actions against Parent, any Parent trustee or any trustee of any Subsidiary of Parent under any workers’ compensation policy or long-term disability policy. Parent is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state or local agency or Governmental Authority with respect to employment practices.

(l) Parent has no material liability with respect to any misclassification within the past three (3) years of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Parent has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act (nor has Parent been under any requirement or obligation to issue any such notification), or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(m) To the Knowledge of Parent, there has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, with respect to any Parent Associate. No event has occurred within the past six months, and no condition or circumstance exists, that, to the Knowledge of Parent, might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n) Parent is not, nor has Parent been, engaged in any material unfair labor practice within the meaning of the National Labor Relations Act. There is no material Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any current or former employee of Parent, including charges of unfair labor practices or discrimination complaints.

(o) There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which it is bound to compensate any of its employees or other service providers for any income or excise taxes paid pursuant to the Code, including, but not limited to, Section 4999 or Section 409A of the Code.

(p) Neither Parent nor any of its Subsidiaries is a party to any Contract that as a result of the execution and delivery of this Agreement, the stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby, could (either alone or in conjunction with any other event) (i) result in the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries.

4.18 Environmental Matters. Since January 1, 2023, Parent and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent: (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law. Parent has made available all environmental site assessments, environmental audits and other material environmental documents in the Parent’s possession or control relating to the Parent and its Subsidiaries, including the Parent’s and its Subsidiaries’ business and current or former facilities.

4.19 Insurance. Parent has delivered to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and its Subsidiaries (including Merger Subs). Each of such insurance policies is in full force and effect and Parent and its Subsidiaries (including Merger Subs) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2023, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Parent and its Subsidiaries (including Merger Subs) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Parent or such Subsidiary for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Parent Disclosure Letter identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

4.22 Valid Issuance. The Parent Capital Stock (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable. The Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Certificate of Designation, will be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Parent and its Subsidiaries are and since January 1, 2023, have been in compliance with all applicable Privacy Laws and the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information (including any such information of individuals, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists that interact with Parent or any of its Subsidiaries in connection with the operation of Parent’s and its Subsidiaries’ business), except, in each case, for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, Parent (i) has implemented and maintains reasonable Privacy Policies that materially comply with applicable Privacy Laws and are designed to protect the privacy and security of Personal Information and (ii) has complied with such Privacy Policies, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no Legal Proceeding has been asserted or threatened against Parent by any Person alleging a violation of Privacy Laws, Privacy Policies, or the applicable terms of any Parent Contracts governing privacy, data protection, data security, trans-border data flow, data loss, data theft, or breach notification, data localization, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, with respect to, or the collection, handling, use, maintenance, storage, disclosure, transfer, or other processing of, Personal Information. To the Knowledge of Parent, there have been no data security incidents or data breaches, or other adverse events or incidents that have resulted in any unauthorized access to, or collection, use, disclosure, modification or destruction of, Personal Information or other data in the possession or control of Parent or any service provider acting on behalf of Parent, in each case, where such incident, breach, or event has resulted in a notification obligation to any Person under applicable Law or pursuant to the terms of any Parent Contract.

4.24 No Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, Merger Subs or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Subs nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the First Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $25,000;

(vi) (A) adopt, establish or enter into any Parent Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Parent Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Employee Plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;

(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(viii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of Subsidiaries;

(xv) enter into, amend in a manner adverse to Parent or terminate any Parent Material Contract outside of the Ordinary Course of Business; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the First Effective Time. Prior to the First Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Parent may:

(i) engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Parent Legacy Business (including terminating its Parent Real Estate Leases and other Parent Contracts) or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Business (each, an “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing, such terms shall be reasonably acceptable to the Company and any such post-Closing obligations shall be a reduction to Parent Net Cash; and

(ii) declare and pay a dividend on the shares of Parent Common Stock outstanding prior to the First Effective Time (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions), up to an amount equal in the aggregate to Parent’s reasonable, good faith approximation of the amount by which Parent Net Cash will exceed $5,000,000 (such dividend, the “Parent Pre-Closing Dividend” and such amount, the “Parent Pre-Closing Dividend Amount”).

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement or the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) with respect to the issuance of any Company Notes, which is expressly permitted, or (v) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, (iv) with respect to the issuance of any Company Notes, which is expressly permitted, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) other than in the Ordinary Course of Business, sell, issue grant, or authorize any of the foregoing actions with respect to more than 25% of the shares of Company Capital Stock outstanding as of the date of this Agreement: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options or Company Warrants), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) other than in the Ordinary Course of Business, acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(vi) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(vii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(viii) waive, settle or compromise any pending or threatened Legal Proceeding against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(ix) enter into, amend in a manner adverse to the Company or terminate any Company Material Contract outside of the Ordinary Course of Business; or

(x) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the First Effective Time. Prior to the First Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction or (v) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Parent Stockholder Vote in the case of Parent), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not obtained or made as a direct or indirect result of a breach of this Agreement, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director or officer of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) to be issued by virtue of the Contemplated Transactions, other than any shares of Parent Capital Stock which are not permitted to be registered on Form S-4 pursuant to applicable Law. Parent shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Parent shall use commercially reasonable efforts to take all actions required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Capital Stock pursuant to the Contemplated Transactions (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock). Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and its Affiliates, as applicable, to the other Parties that is required by law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL and DLLCA, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Budget) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the First Effective Time, (i) Parent, Merger Subs or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Capital Stock issuable in connection with the Contemplated Transactions (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use commercially reasonable efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement, or an audited period balance sheet, as applicable (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, and in any event no later than ten (10) days thereafter, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, (i) the Company receives a bona fide written Acquisition Proposal that the Company Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”), the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board

Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if, Parent has delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or Acquisition Inquiry, or by any Company Board Adverse Recommendation Change.

6.3 Parent Stockholder Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve this Agreement and thereby approve the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent the approval of the Parent Legacy Transaction (collectively, the “Parent Stockholder Matters” and such meeting, the “Parent Stockholder Meeting”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting or (iii) that the failure to postpone or adjourn the Parent Stockholder Meeting would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to approval and adoption of this Agreement by the Required Parent Stockholder Vote, (i) Parent receives a bona fide written Acquisition Proposal that the Parent Board determines, following consultation with its outside legal counsel and financial advisor, to be a Superior Offer, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof, (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or (C) any Parent Legacy Transaction) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), (collectively, a “Parent Board Adverse Recommendation Change”) if, but only if, (x) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if, after the Company has delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel and financial advisor, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (y) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer, Acquisition Proposal or Acquisition Inquiry, or by any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in Section 5.4; or (iv) making any disclosure to the stockholders of Parent that the Parent Board (or a committee thereof), after consultation with its outside legal counsel, has determined in good faith is required by applicable Law.

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, the Parties shall prepare and file, if required, (a) the notification and report forms required to be filed under the Hart–Scott–Rodino Antitrust Improvements Act of 1976 and (b) any notification or other document required to be filed in connection with the Merger under any applicable foreign Law relating to antitrust or competition matters, no later than ten (10) Business Days after the date the Company and Parent receive notification (in writing or otherwise) from the Federal Trade Commission, the Department of Justice, any state attorney general, foreign antitrust or competition authority or other Governmental Authority that a filing is required in connection with antitrust or competition matters.

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice (email being sufficient) of any litigation against Parent and/or its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

6.5 Company Options; Company Warrants.

(a) At the First Effective Time, Parent shall assume each Company Stock Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the First Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the First Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the First Effective Time, the Parent Board or compensation committee). The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the First Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the First Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder. The Company Board shall, prior to the First Effective Time, take all actions necessary to effect the foregoing.

(b) At the First Effective Time, each Company Warrant (including any pre-funded Company Warrant issued pursuant to the Company Pre-Closing Financing), whether vested or unvested, that is outstanding immediately prior to the First Effective Time shall, at the First Effective Time, cease to represent a right to acquire shares of Company Capital Stock and shall be converted, at the First Effective Time, into a warrant to purchase shares of Parent Common Stock (an “Assumed Warrant”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Assumed Warrant as of immediately prior to the First Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Warrant shall be equal to (i) the number of shares of the Company Common Stock subject to each Assumed Warrant immediately prior to the First Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to such Assumed Warrant immediately prior to the First Effective Time divided by (B) the Exchange Ratio.

6.6 Employee Benefits.

(a) Parent shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Parent Disclosure Letter, subject to the provisions of such agreements.

(b) From and after the First Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Entity that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Parent is or becomes eligible to participate (including under COBRA), Parent and the Surviving Entity shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Parent employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Parent Employee Plan in which such current or former Parent employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Parent employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the First Effective Time, and prior to the date that, such current or former Parent employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Parent Employee Plan.

(c) As of immediately prior to the First Effective Time, each Parent Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. At the First Effective Time, each In the Money Parent Option that is then outstanding shall be canceled and the holder thereof shall be entitled to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (A) the excess of the Parent Closing Price over the exercise price per share of the Parent Common Stock underlying such Parent Option by (B) the number of shares of the Parent Common Stock underlying such Parent Option (such amount, the “Parent Stock Option Cash Consideration”). Parent shall cause the Surviving Entity to pay the Parent Stock Option Cash Consideration, less applicable withholdings, at or within ten (10) business days after the First Effective Time. At the First Effective Time, each Out of the Money Parent Option shall be cancelled for no consideration. Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide for the foregoing.

6.7 Indemnification of Officers and Directors.

(a) From the First Effective Time through the sixth anniversary of the date on which the First Effective Time occurs, each of Parent and the Surviving Entity shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the First Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the First Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Entity, jointly and severally, upon receipt by Parent or the Surviving Entity from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the First Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Wilson Sonsini Goodrich & Rosati or such other counsel selected by the D&O Indemnified Parties.

(b) The certificate of incorporation and bylaws of the Surviving Entity shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Entity to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the First Effective Time, (i) the Surviving Entity shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the First Effective Time.

(d) From and after the First Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase at its sole expense, prior to the First Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the First Effective Time with respect to any claim related to any period of time at or prior to the First Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, or otherwise acceptable to Parent, except that Parent will not commit or spend on such “D&O Tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (nor, for the avoidance of doubt, shall Parent be obligated to spend any specific amount), and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the First Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the First Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.7 in connection with their enforcement of the rights provided to such persons in this Section 6.7.

(f) The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Parent shall cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.7.

(h) Unless directed otherwise by the Company in writing no less than three (3) Business Days before the Closing Date, Parent shall use reasonable best efforts to take all actions as are necessary to terminate any 401(k) or other plan(s) with a cash or deferred arrangement (as defined in Section 401(k) of the Code), effective as of no later than the day immediately preceding the Closing Date. Parent shall provide the Company copies of all such corporate actions or documentation related to the same at least three (3) Business Days before their adoption or approval for the Company’s reasonable review and comment.

6.8 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any public disclosure regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.2(d) or pursuant to Section 6.3(e).

6.9 Listing. At or prior to the First Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the First Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq

Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the First Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.9. All Nasdaq fees associated with any action contemplated by this Section 6.9, including any fees related to the engagement of a consultant (the “Nasdaq Fees”), shall be shared equally by the Company and Parent.

6.10 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Parent shall promptly notify the Company if, at any time before the First Effective Time, Parent becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment. The Company shall promptly notify Parent if, at any time before the First Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Intended Tax Treatment.

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement, (i) the Company shall use its reasonable best efforts to cause Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) to furnish an opinion (as so required and subject to customary assumptions and limitations), (ii) Parent shall use its reasonable best efforts to cause Wilson Sonsini Goodrich & Rosati (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) to furnish an opinion (as so required and subject to customary assumptions and limitations), and (iii) Parent and the Company shall each deliver to each of Gibson, Dunn and Crutcher LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Wilson Sonsini Goodrich & Rosati (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinions (the “Tax Certificates”). Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Parent and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the First Effective Time. Each of Parent and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

6.11 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Capital Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for any such shares of Parent Capital Stock.

6.12 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.12 of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Entity, as set forth therein, to serve in such positions effective as of the Second Effective Time. If any Person listed on Section 6.12 of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Entity, as set forth therein, the Party appointing such Person (as set forth on Section 6.12 of the Parent Disclosure Letter) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.13 Termination of Certain Agreements and Rights. Each of Parent and the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the First Effective Time, without any liability being imposed on the part of Parent or the Surviving Entity.

6.14 Section 16 Matters. Prior to the First Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15 Allocation Information. The Company will prepare and deliver to Parent prior to the Closing a spreadsheet setting forth (as of immediately prior to the First Effective Time) (a) each holder of Company Capital Stock, (b) such holder’s name and address, (c) the number or percentage and type of Company Capital Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Capital Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the First Effective Time (the “Allocation Certificate”).

6.16 Parent SEC Documents. From the date of this Agreement to the First Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all registration statements, proxy statements, Certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.17 Wind-Down Activities. Following the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent associated with the Parent Legacy Business, including termination of its research and development activities set forth on Section 6.17 of the Parent Disclosure Letter.

6.18 Obligations of Merger Subs. Parent will take all action necessary to cause each Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.19 Pre-Closing Financing Restructuring. In the event the structure of the Company Pre-Closing Financing either violates applicable Law or materially and adversely effects Parent’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the End Date, then Parent and the Company shall, and shall use their reasonable best efforts to cause the investors in the Company Pre-Closing Financing, to cause the Company Pre-Closing Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Common Stock substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its Subsidiaries, and the number of Parent shares ultimately held by the investor in respect of such amounts as though the Company Pre-Closing Financing has been consummated by its terms.

6.20 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then, prior to the First Effective Time, Parent shall deposit the Parent Pre-Closing Dividend Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

6.21 Parent Re-Domestication. The parties shall discuss in good faith whether to change the domicile of Parent prior to the First Effective Time.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or Legal Proceeding seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities laws applicable to the issuance of the shares of Parent Capital Stock in connection with the Contemplated Transactions (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) shall have been complied with and no stop order (or similar order) shall have been issued in respect of such shares of Parent Capital Stock (including any Parent Common Stock issuable upon conversion of the Parent Convertible Preferred Stock) by any applicable state securities commissioner or court of competent jurisdiction.

7.2 Regulatory Approvals. Any applicable waiting periods (or any extensions thereof) under the HSR Act (if applicable) shall have expired or otherwise been terminated.

7.3 No Restraints. No Order preventing the consummation of the Contemplated Transactions shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.4 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote (but solely with respect to such items as are necessary to consummate the transactions contemplated by this Agreement) and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.5 Listing. The Nasdaq Listing Application shall have been approved by Nasdaq.

7.6 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

7.7 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware, containing such amendments as are necessary to consummate the transactions contemplated by this Agreement.

7.8 Certificate of Designation. Parent shall have filed the Certificate of Designation with the Secretary of State of the State of Delaware.

Section 8. Additional Conditions Precedent to Obligations of Parent and Merger Subs. The obligations of Parent and Merger Subs to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the First Effective Time.

8.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4, 8.5 and 8.6 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.15 is true and accurate in all respects as of the Closing Date;

(b) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent;

(c) the Company Valuation Schedule; and

(d) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 Company Pre-Closing Financing. The Subscription Agreement (as may be amended, restated or supplemented pursuant to Section 6.19) shall be in full force and effect and proceeds of not less than $175,000,000 (including in the proceeds any Company Notes contributed as consideration in the Company Pre-Closing Financing) shall have been received by the Company (or, if applicable pursuant to Section 6.19, Parent or one or more of its affiliates) or will be received by the Company (or, if applicable pursuant to Section 6.19, Parent or one or more of its affiliates) substantially simultaneously with the Closing in connection with the consummation of the transactions contemplated by the Subscription Agreement.

8.7 Parent Pre-Closing Dividend. If Parent declares the Parent Pre-Closing Dividend, then the Parent Pre-Closing Dividend Amount shall have been deposited by Parent with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock outstanding as of the record date of the Parent Pre-Closing Dividend.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Subs contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Parent and Merger Subs shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the First Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.12 hereof; and

(c) the Parent Net Cash Schedule.

9.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the First Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by October 3, 2024 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Parent if such Party’s (or in the case of Parent, Merger Subs’) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Parent if the Required Company Stockholder Vote shall not have been obtained within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Subs or if any representation or warranty of Parent or Merger Subs shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Parent’s or Merger Subs’ representations and warranties or breach by Parent or Merger Subs is curable by Parent or Merger Subs, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) Parent or Merger Subs (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Subs of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Subs is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Parent (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) and following compliance with all of the requirements set forth in the proviso to this Section 10.1(j), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have complied in all material respects with its obligations under Section 5.4 and Section 6.3, (ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iii) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(d).

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3 and Section 11 (other than Section 11.8) and the related definitions of the defined terms in such sections shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.9 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 10.1(e), within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $440,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by the Company pursuant to Section 10.1(b) or Section 10.1(e) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)) then Parent shall pay to the Company within five (5) Business Days of such termination, the Company Termination Fee or (ii) by Parent pursuant to Section 10.1(j), then Parent shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(d) If (i) this Agreement is terminated by Parent pursuant to Section 10.1(d) or Section 10.1(g), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 10.1(d), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $440,000.

(e) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(f) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(f) shall limit the rights of the Parties under Section 11.10.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Subs contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the First Effective Time, and only the covenants that by their terms survive the First Effective Time and this Section 11 shall survive the First Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Subs and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Subs and Parent.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms; provided, further, that only Exhibit D (including Exhibit A to such Exhibit) is incorporated by reference and made a part hereof for purposes of Section 251 of the DGCL. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Subs:

ARCA biopharma, Inc.

10170 Church Ranch Way, Suite 100

Westminster, CO 80021

Attention: C. Jeffrey Dekker

Email: ***

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati

1881 9th Street, Suite 110

Boulder, CO 80302

Attn: Brent Fassett

Email: bfassett@wsgr.com

and

Wilson Sonsini Goodrich & Rosati

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attn: Ethan Lutske, Ross Tanaka

Email: elutske@wsgr.com, rtanaka@wsgr.com

if to the Company:

Oruka Therapeutics, Inc.

221 Crescent Street, Building 23, Suite 105

Waltham, Massachusetts 02453

Attention: Lawrence Klein

Email: ***

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Branden Berns, Chris Trester

Email: rmurr@gibsondunn.com, bberns@gibsondunn.com, ctrester@gibsondunn.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the

District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Remainder of page intentionally left blank

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ARCA BIOPHARMA, INC.

By:	/s/ C. Jeffrey Dekker
Name:	C. Jeffrey Dekker
Title:	Chief Financial Officer

ATLAS MERGER SUB CORP.

By:	/s/ C. Jeffrey Dekker
Name:	C. Jeffrey Dekker
Title:	President

ATLAS MERGER SUB II, LLC

By:	/s/ C. Jeffrey Dekker
Name:	C. Jeffrey Dekker
Title:	President

Signature Page to Agreement and Plan of Merger and Reorganization

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

ORUKA THERAPEUTICS, INC.

By:	/s/ Lawrence Klein
Name:	Lawrence Klein
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger and Reorganization

Exhibit 3.1

ARCA BIOPHARMA, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of ARCA biopharma, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on [•], 2024, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series B Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), provides for a class of its authorized stock known as Preferred Stock, consisting of 5,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is, authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of [•] shares of “Series B Non-Voting Convertible Preferred Stock” pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated April 3, 2024, by and among the Corporation, Atlas Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Corporation, Atlas Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent, and Oruka Therapeutics, Inc. (the “Merger Agreement”), and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of such series of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 6.4.3.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service), or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series B Non-Voting Preferred Stock in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means a holder of shares of Series B Non-Voting Preferred Stock.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series B Non-Voting Convertible Preferred Stock (the “Series B Non-Voting Preferred Stock”) and the number of shares so designated shall be [•]. Each share of Series B Non-Voting Preferred Stock shall have a par value of $0.001 per share.

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series B Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series B Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

4. Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, the Series B Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series B Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Series B Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series B Non-Voting Preferred Stock or alter or

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amend this Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the “Certificate of Designation”), amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Amended and Restated Bylaws of the Corporation, as amended, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, in each case if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series B Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, (ii) issue further shares of Series B Non-Voting Preferred Stock beyond those contemplated for issuance in the Merger Agreement or increase or decrease (other than by conversion) the number of authorized shares of Series B Non-Voting Preferred Stock, (iii) at any time while at least [•] shares of Series B Non-Voting Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another entity or any stock sale to, or other business combination in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Corporation, immediately after such transaction or (iv) enter into any agreement with respect to any of the foregoing that does not explicitly require the approval contemplated herein to consummate such transaction. Holders of shares of Common Stock acquired upon the conversion of shares of Series B Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting or other written waiver by such stockholders, provided that the consent or waiver is executed by Holders representing a majority of the outstanding shares of Series B Non-Voting Preferred Stock.

5. Rank; Liquidation.

5.1 The Series B Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (a “Liquidation”).

5.2 Upon any Liquidation, each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Series B Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitations) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock, plus an additional amount equal to any dividends declared on but unpaid to such shares. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series B Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. Conversion.

6.1 Conversion at Option of Holder. Subject to Section 6.3, each share of Series B Non-Voting Preferred Stock then outstanding shall be convertible, at any time and from time to time, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (as defined below) (each, an “Optional Conversion”). Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, the Notice of Conversion may

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specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation; provided, that the original certificate(s) (if any) representing such shares of Series B Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original certificate(s) (if any) representing such shares of Series B Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.2 Conversion Ratio. The “Conversion Ratio” for each share of Series B Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series B Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.3 Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series B Non-Voting Preferred Stock with respect to a Holder, and a Holder shall not have the right to convert any portion of the Series B Non-Voting Preferred Stock pursuant to Section 6.1, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion with respect to the Series B Non-Voting Preferred Stock, such Holder (or any of such Holder’s affiliates or any other Person who would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the United States Securities and Exchange Commission (the “Commission”), including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series B Non-Voting Preferred Stock subject to the Notice of Conversion with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series B Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 6.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.3, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series B Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be [19.99]% of the number of shares of Common

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Stock outstanding as of the applicable measurement date. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (which may be via email), (i) each Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage applicable to such Holder, not to exceed 19.99%, which increase will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, and (ii) each Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage effective immediately after the delivery of such notice to the Corporation. Upon such an increase by a Holder of the Beneficial Ownership Limitation pursuant to clause (i) applicable to such Holder, not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.3. Notwithstanding the foregoing, (x) at any time following notice of a Fundamental Transaction, each Holder may waive and/or change the Beneficial Ownership Limitation applicable to such Holder effective immediately upon written notice to the Corporation and may reinstitute a Beneficial Ownership Limitation at any time thereafter effective immediately upon written notice to the Corporation (y) at any time that the beneficial ownership of shares of Common Stock of a Holder (together with any of such Holder’s Attribution Parties) is equal to or less than 9.00% of the number of shares of Common Stock outstanding as of any given date, then such Holder’s Beneficial Ownership Limitation shall automatically be set to 9.99%. The provisions of this Section 6.3 shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the Series B Non-Voting Preferred Stock in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.

6.4 Mechanics of Conversion.

6.4.1 Delivery of Certificate or Electronic Issuance. Upon Conversion not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series B Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series B Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series B Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series B Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.4.2 Obligation Absolute. Subject to Section 6.3 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series B Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such

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obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.3 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1, in the event a Holder shall elect to convert any or all of its Series B Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series B Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series B Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.3 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.4.1, issue Conversion Shares upon a properly noticed conversion.

6.4.3 Buy-In on Failure to Timely Deliver Certificates. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.4.1 (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.4.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series B Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series B Non-Voting Preferred Stock as required pursuant to the terms hereof.

6.4.4 Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series B Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series B Non-Voting Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series B Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

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6.4.5 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Non-Voting Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Series B Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share.

6.4.6 Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series B Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series B Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.5 Status as Stockholder. Upon each Conversion Date, (i) the shares of Series B Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a holder of such converted shares of Series B Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series B Non-Voting Preferred Stock.

7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while this Series B Non-Voting Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series B Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2 Fundamental Transaction. If, at any time while this Series B Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by

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Section 7.1) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series B Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had, immediately prior to such Fundamental Transaction, converted the Series B Non-Voting Preferred Stock immediately prior to such Fundamental Transaction (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series B Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and insuring that this Series B Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close. Notwithstanding anything to the contrary herein, any Parent Legacy Transaction (as defined in the Merger Agreement) shall not constitute a Fundamental Transaction.

7.3 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8. Redemption. The shares of Series B Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law.

9. Transfer. A Holder may transfer any shares of Series B Non-Voting Preferred Stock together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series B Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Series B Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10. Series B Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series B Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address, and electronic mail address of each holder in whose name the shares of Series B Non-Voting Preferred Stock have been issued and (ii) the name, address, and electronic mail address of

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each transferee of any shares of Series B Non-Voting Preferred Stock. The Corporation may deem and treat the registered Holder of shares of Series B Non-Voting Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series B Non-Voting Preferred Stock or his, her or its legal representatives.

11. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series B Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

12. Book-Entry; Certificates. The Series B Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Series B Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Series B Non-Voting Preferred Stock. To the extent that any shares of Series B Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

13. Lost or Mutilated Series B Non-Voting Preferred Stock Certificate. If a Holder’s Series B Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

14. Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series B Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series B Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series B Non-Voting Preferred Stock then outstanding, provided, however, that the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder, provided further, that any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on any Holder shall require the consent of such Holder(s).

15. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

16. Status of Converted Series B Non-Voting Preferred Stock. If any shares of Series B Non-Voting Preferred Stock shall be converted or redeemed by the Corporation, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued as a share of Series B Non-Voting Preferred Stock. Any share of Series B Non-Voting Preferred Stock so acquired shall, upon its retirement and cancellation, and upon the taking of any action required by applicable law, resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series B Non-Voting Preferred Stock.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, ARCA biopharma, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock to be duly executed by its [•] on [•], 2024.

ARCA BIOPHARMA, INC.

By:
Name:
Title:

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series B Non-Voting Convertible Preferred Stock (“Series B Non-Voting Preferred Stock”) indicated below, represented in book-entry form, into shares of common stock, par value $0.001 per share (the “Common Stock”), of ARCA biopharma, Inc., a Delaware corporation (the “Corporation”), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) filed by the Corporation with the Secretary of State of the State of Delaware on [•], 2024.

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series B Non-Voting Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series B Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.3 of the Certificate of Designation, is _____. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:

Number of shares of Series B Non-Voting Preferred Stock owned prior to Conversion:

Number of shares of Series B Non-Voting Preferred Stock to be Converted:

Number of shares of Common Stock to be Issued:

Address for delivery of physical certificates:

For DWAC Delivery, please provide the following:

Broker No.:

Account No.:

[HOLDER]

By:
Name:
Title:

Exhibit 10.1

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of April 3, 2024, by and among Oruka Therapeutics, Inc., a Delaware corporation (the “Company”), ARCA biopharma, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Atlas Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “First Merger Sub”), and Atlas Merger Sub II LLC, a Delaware limited liability company (the “Second Merger Sub”) have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) the First Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent and (ii) the Company will merge with and into the Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Parent to enter into the Merger Agreement, Parent has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Voting Agreement of the Company, dated as of March 6, 2024 (the “Voting Agreement”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) purchased from the Company pursuant to the Company Pre-Closing Financing on or about the Closing Date but prior to the Closing (including any shares of the Company issued upon conversion of any pre-funded Company Warrants), and (vii) to the extent required by applicable Law; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Company Capital Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, and (C) against any Acquisition Proposal.

(b) If the Stockholder is not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date.

6. No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Parent and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Parent and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights

Agreement of the Company, dated as of March 6, 2024 (the “Investors’ Rights Agreement”), the Right of First Refusal and Co-Sale Agreement of the Company, dated as of March 6, 2024 (the “ROFR”), any lock-up agreement entered into by and between the Stockholder, the Company and Parent, and Encumbrances arising under applicable securities or community property laws; and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares of Company Capital Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time each of (a) the Voting Agreement, the Investors’ Rights Agreement and the ROFR and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 12 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to the Company, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

ORUKA THERAPEUTICS, INC.

By:
Title:

[Signature Page to Company Stockholder Support Agreement]

PARENT:

ARCA BIOPHARMA, INC.

By:
Title:

[Signature Page to Company Stockholder Support Agreement]

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature: _______________________________

Address:

_______________________________

_______________________________

_______________________________

[Signature Page to Company Stockholder Support Agreement]

Appendix A

Exhibit 10.2

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Agreement”) is made and entered into as of April 3, 2024 (the “Effective Date”) by and among Oruka Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the signature pages hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 8 hereof.

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Atlas Merger Sub Corp, a Delaware corporation (“First Merger Sub”), Atlas Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”) and ARCA biopharma, Inc. (“Parent”), dated on or about the date hereof (the “Merger Agreement”), pursuant to which (i) the Company will merge with and into First Merger Sub and become a wholly-owned subsidiary of Parent and (ii) the First Step Surviving Corporation (as defined in the Merger Agreement) will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger (together, the “Merger”);

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, an aggregate amount equal to $275,000,000 of (i) shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), including Common Stock being issued pursuant to any cancellation or conversion of Convertible Securities (as defined below) at a per share purchase price equal to the Purchase Price, and (ii) if applicable, pre-funded warrants, in the form agreed (acting reasonably) between the Company and the applicable Purchasers, (the “Pre-Funded Warrants”) to acquire that number of shares of Common Stock, at a per warrant purchase price equal to the Pre-Funded Warrant Purchase Price, in accordance with the terms and provisions of this Agreement, immediately prior to, but subject to, the closing of the Merger; and

WHEREAS, the Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Securities.

1.01 The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares,” the shares of Common Stock issuable upon exercise of or otherwise pursuant to the Pre-Funded Warrants shall be referred to as the “Warrant Shares” and the Shares and the Pre-Funded Warrants (including, as applicable, the Warrant Shares issuable in exchange therefore) shall be collectively referred to as the “Securities”.

SECTION 2. Sale and Purchase of the Securities.

2.01 Upon the terms and subject to the conditions contained herein, the Company agrees to sell and issue to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement), that number of Shares (the “Closing Shares”)

equal to (rounded down to the nearest whole Share) (i) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Purchaser’s name on the Schedule of Purchasers (the “Commitment Amount”) divided by (ii) the Purchase Price; provided, however, for any Purchaser that has provided notice to the Company at least ten (10) Business Days prior to the Closing that such Purchaser would beneficially own (when aggregated with all Securities then beneficially owned by the Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder)) in excess of the Beneficial Ownership Limitation, or as such Purchaser may otherwise choose, in lieu of purchasing Shares such Purchaser may elect to purchase that number of Pre-Funded Warrants equal to (rounded down to the nearest whole Pre-Funded Warrant) (i) the Commitment Amount (or any remainder thereof) divided by (ii) the Pre-Funded Warrant Purchase Price in lieu of Shares in such manner to result in the same Subscription Amount being paid by such Purchaser in the aggregate (including upon exercise of such Pre-Funded Warrants). The “Beneficial Ownership Limitation” shall initially be set at the discretion of each Purchaser to a percentage designated by such Purchaser on its signature page hereto between 0% and 9.9999% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of the Securities on the Closing Date, and such percentage shall be set at 9.9999% for any Purchaser that does not make such designation in the Purchase Agreement. Notwithstanding the foregoing, by written notice to the Company, any Purchaser may reset the Beneficial Ownership Limitation percentage to a higher or lower percentage, not to exceed 9.9999%, which increase or decrease will not be effective until the sixty-first (61st) day after such written notice is delivered to the Company. Upon such a change by a Purchaser of the Beneficial Ownership Limitation, the Beneficial Ownership Limitation may not be further amended by such Purchaser without first providing the minimum notice required by this Section 2.01.

2.02 At or prior to the Closing, each Purchaser will pay the aggregate subscription amount equal to (i) the product of (A) the aggregate Closing Shares purchased under Section 2.01, multiplied by (B) the Purchase Price, plus (ii) the product of (A) the aggregate Pre-Funded Warrants purchased under Section 2.01, multiplied by (B) the Pre-Funded Warrant Purchase Price (collectively, the “Subscription Amount”) either by (x) wire transfer of immediately available funds (a “Wire”) in accordance with wire instructions provided by the Company to the Purchasers at least five (5) Business Days prior to the Closing (the “Wire Instructions Notice”); provided, for the avoidance of doubt, that no Purchaser shall be required to fund prior to the date on which the conditions to the Purchaser’s obligations set forth in Section 6.01 below are satisfied (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement and the Closing), (y) cancellation of Convertible Securities or other debt of the Company set forth under the heading “Convertible Securities Amount” and opposite such Purchaser’s name on the Schedule of Purchasers (any such cancellation, a “Contribution”), or (z) a combination of such methods. If so requested by the Company in the Wire Instructions Notice and agreed by the applicable Purchaser, the Subscription Amount of each Purchaser (except for any amount to be paid via Contribution) shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three (3) Business Days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two (2) Business Days thereafter) return the aggregate Purchase Price to each Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will deliver, against payment by each Purchaser of its Subscription Amount, the Closing Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 7 hereof), and shall provide evidence of such issuance from the Company’s transfer agent as of the Closing Date to each Purchaser; provided that, as applicable with respect to any Pre-Funded Warrants, the Company shall deliver to each applicable Purchaser one or more Pre-Funded Warrants (if applicable), in physical form (.pdf being sufficient), free and clear of all restrictive and other

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legends (except as expressly provided in Section 7 hereof), evidencing the number of Pre-Funded Warrants set forth opposite such Purchaser’s name on the Schedule of Purchasers within two (2) trading days after the Closing. Notwithstanding anything to the contrary in this Agreement, (i) each Purchaser acknowledges that, as may be agreed among the Company and one or more Purchasers, such Purchasers may not be required to fund their respective Subscription Amounts until such Purchasers receive evidence of the issuance of the Closing Shares to such Purchaser (or its nominee in accordance with its delivery instructions) in form and substance reasonably acceptable to such Purchaser and, if applicable, Pre-Funded Warrants on and as of the Closing Date and (ii) the Schedule of Purchasers may be amended by the Company up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the Subscription Amount paid by each Purchaser at the Closing and the actual number of Shares and Pre-Funded Warrants purchased by each Purchaser at the Closing, provided that the Company shall provide to Purchasers such updated Schedule of Purchasers. Subsequent to Closing, upon request of a Purchaser, the Company shall, or shall cause Parent to, deliver to such Purchaser within five (5) Business Days of such request a book-entry statement of account from Parent’s transfer agent reflecting the issuance of shares of Parent Capital Stock (as defined in the Merger Agreement) to be received in the Merger in exchange for the Shares.

2.03 Conversion and Termination of Convertible Securities. Notwithstanding anything in this Agreement, by executing and delivering this Agreement, each Purchaser holding one or more convertible notes issued by the Company prior to the Closing (each, regardless of whether held by a Purchaser or not, a “Convertible Security” and, collectively, regardless of whether held by a Purchaser or not, the “Convertible Securities”) hereby irrevocably agrees that:

(a) the aggregate amount of all such Convertible Securities (including any outstanding principal, interest or any other amounts) held by such Purchaser is set forth under the heading “Convertible Securities Amount” and opposite such Purchaser’s name on the Schedule of Purchasers;

(b) such Purchaser is the sole owner of all right, title and interest in and to the Convertible Securities corresponding to the amounts set forth under the heading “Convertible Securities Amount” and opposite such Purchaser’s name on the Schedule of Purchasers;

(c) at the Closing, (i) all of such Purchaser’s Convertible Securities will automatically and without any action on the part of such Purchaser convert into that number of Shares as is calculated in accordance with Section 2.01 based on such Purchaser’s Subscription Amount (whether paid via Wire or Contribution), regardless of whether any such Convertible Securities or an affidavit of loss therefor is actually delivered in original or other form to the Company, and (ii) any original Convertible Securities held by (or delivered, electronically or otherwise, to) the Company shall be cancelled (and marked cancelled) by the Company upon or following the Closing;

(d) with respect to any Contribution by such Purchaser, (i) such Purchaser and the Company hereby agree, on behalf of themselves and all beneficial owners of such Purchaser’s Convertible Securities, that any Convertible Securities that are Contributed hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this Agreement into Shares and (ii) such Purchaser’s Shares are issued in full and complete discharge and satisfaction of all obligations of the Company (including any outstanding principal, interest or any other amounts) under such Purchaser’s Convertible Securities, and such Convertible Securities will be terminated in full and null, void and of no further force or effect automatically immediately upon the Closing, provided that the foregoing will not impair the right of such Purchaser to receive the applicable number of Shares calculated in accordance with Section 2.01 above; and

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(e) the Company and its Affiliates and agents shall be entitled to deduct and withhold from the amounts deliverable in satisfaction of such Purchaser’s Convertible Securities (including any Shares otherwise issuable with respect thereto) such amounts, if any, as are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended, or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered to the person in respect of whom such deduction and withholding was made. Each person holding Convertible Securities shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W-8, as applicable. Prior to withholding any amounts pursuant to this Section 2.03(e), the Company (and its Affiliates and agents) shall use commercially reasonable efforts to notify such Purchaser, and the Company and such Purchaser shall cooperate in good faith to reduce or eliminate any such withholding.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:

3.01 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.02 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

3.03 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.04 Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser has not been formed for the specific purpose of acquiring the Securities, to the extent such fact is required for the purposes of qualifying as an accredited investor.

3.05 No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company or, on the Company’s behalf, Jefferies LLC, Cowen and Company, LLC, Leerink Partners LLC or LifeSci Capital LLC (collectively, the “Placement Agents”), who have been engaged as joint placement agents for the offering of the Securities.

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3.06 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser is a sophisticated institutional investor, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and has sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic and other risks of an investment in the Securities including but not limited to loss of the Purchaser’s entire investment therein.

3.07 Accredited Investor. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) (1), (2), (3) or (7) under the 1933 Act.

3.08 Restricted Securities. The Purchaser understands that the Securities will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that, under such laws and applicable regulations, such Securities may be resold without registration under the 1933 Act only in certain limited circumstances.

3.09 Review and Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences, and on the Purchaser’s own sources of information and advisors with respect to all tax matters, and not on any statements or representations of the Company (other than the representations and warranties in this Agreement), the Placement Agents or any of their respective agents, and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement. Based on such information as the Purchaser deemed appropriate and without reliance upon the Placement Agents, the Purchaser has independently made its own analysis and decision to purchase the Securities. The Purchaser has (i) had the opportunity to ask questions of and receive answers directly with respect to its purchase of Securities, and (ii) conducted and completed its own independent due diligence with respect to the purchase of Securities.

3.10 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers, or as otherwise noted on the Schedule of Purchasers.

3.11 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities and the terms of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

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SECTION 4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers that:

4.01 Absence of Changes. Since the incorporation of the Company, the Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement, and the discussions, negotiations, and transactions related thereto) and (i) there has not been any change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on (a) the business, financial condition, assets, operations, results of operations, stockholders’ equity or financial performance of the Company and its subsidiaries, taken as a whole or (b) the Company’s ability to consummate the transactions contemplated hereby (collectively, a “Material Adverse Effect”), (ii) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business and except as contemplated in this Agreement and the Merger Agreement, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

4.02 Organization and Good Standing of the Company. The Company is a corporation duly incorporated and is validly existing and in good standing under the laws of the State of Delaware, and has all necessary power and authority (i) to conduct its business in all material respects in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used in all material respects and (iii) to perform its obligations under (A) this Agreement and the Merger Agreement and (B) all other contracts by which it is bound in all material respects. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

4.03 Subsidiaries. The Company does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

4.04 Validity; Valid Issuance of Securities. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, subject only to the adoption of the Merger Agreement in accordance with the terms thereof by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each Purchaser, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Securities are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law. All of the issued and outstanding shares of capital stock of the Company have been issued in compliance in all material respects with applicable federal and state securities laws.

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4.05 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 hereof and except as set forth in the Merger Agreement, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity (as defined below) is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.

4.06 Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and the performance of this Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company or any of its subsidiaries or (3) result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clauses (1) and (3), for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.

4.07 Absence of Proceedings. There is no action, suit, proceeding or, to the knowledge of the Company, inquiry or investigation, before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would have or reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.

4.08 Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure to comply would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have or reasonably be expected to have a Material Adverse Effect.

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4.09 Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable foreign state, local or other law except insofar as the failure to file such returns would not have or reasonably be expected to have a Material Adverse Effect, and has paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries and except where the failure to pay such taxes would not have or reasonably be expected to have a Material Adverse Effect.

4.10 Insurance. The Company and the subsidiaries carry or are entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of the subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have or reasonably be expected to have a Material Adverse Effect.

4.11 Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.12 Regulatory Matters. Except as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company and each of its subsidiaries is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company and its subsidiaries for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (iii) the Company and each of its subsidiaries possesses all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iv) neither the Company nor any of its subsidiaries has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation

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of any Applicable Laws or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company’s knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company or any of its subsidiaries that could reasonably be expected to require the issuance of any such communication or result in an investigation, corrective action, or enforcement action by FDA or similar Governmental Entity; (v) neither the Company nor any of its subsidiaries has received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity is threatening or is considering such action; and (vi) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).

4.13 Compliance With Laws. The Company has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for such violation that would not, singly or in the aggregate, result in a Material Adverse Effect.

4.14 Financial Statements. The Company has made available to each Purchaser its Budget Overview as of March 2024 (the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes and other presentation items required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount. The Financial Statements fairly present in all material respects the financial condition of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, between the date of its incorporation and the date of this Agreement, the Company has not incurred any liabilities or obligations, contingent or otherwise, that would be, individually or in the aggregate, material to the Company, other than (a) liabilities incurred in the ordinary course of business; (b) obligations under contracts and commitments incurred in the ordinary course of business; (c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and the Merger Agreement; and (d) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements. The Company maintains and will continue to maintain a standard system of accounting established and administered to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP.

4.15 Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement), or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the 1933 Act or Rule 14a-12 under the 1934 Act (each a “Regulation M-A Filing”), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Commission, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy

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statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.16 No Additional Agreements. The Company does not have any agreement with any Purchaser with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

4.17 Private Placement. None of the Company, its subsidiaries or any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance and sale of the Securities is exempt from registration under the 1933 Act.

4.18 No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.19 No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.

4.20 No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, none of the Company, its subsidiaries or, to the Company’s knowledge, any of its or their Affiliates or any Person acting on its or their behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any National Exchange on which any of the securities of the Company are listed or designated.

4.21 Brokers. Other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

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4.22 Additional Representations and Warranties. The Company’s representations and warranties set forth in the Merger Agreement in Section 3.6 (Capitalization), 3.10 (Title to Assets), 3.11 (Real Property; Leasehold), 3.12 (Intellectual Property), 3.13 (Agreements, Contracts and Commitments), 3.17 (Employee and Labor Matters; Benefit Plans), 3.18 (Environmental Matters), 3.21 (Transactions with Affiliates) and 3.22 (Privacy and Data Security) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Company Disclosure Schedule (as defined in the Merger Agreement). As of the Effective Date, to the knowledge of the Company, the representations and warranties of Parent in the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 9.1 of the Merger Agreement.

4.23 Reliance by Purchasers. The Company acknowledges that each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

4.24 Lock-Up Agreements. The Company shall not consent or agree to amend, alter, waive or otherwise modify the terms of any of the Lock-Up Agreements (as defined in the Merger Agreement) without the consent of the Placement Agents.

4.25 CFIUS. The Company is not a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

SECTION 5. Covenants.

5.01 Further Assurances. At or prior to Closing, each party agrees to cooperate and generally do such reasonable acts and things in good faith as may be necessary to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement and effectuate the intents and purposes of this Agreement subject to the terms and conditions hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall or shall cause Parent to, on or before 9:00 a.m., New York City time, on the Business Day immediately following the date of this Agreement, issue one or more press releases and/or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Parent or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Parent has provided to the Purchasers in connection with the transactions contemplated by this Agreement and by the Merger Agreement prior to the filing of the Disclosure Document. To the extent any Purchaser is named therein, the Company shall provide the Purchasers with a reasonable opportunity to review and provide comments on the draft of such Disclosure Document. The Company represents and warrants that, from and after the issuance of the Disclosure Document, no Purchaser shall be in possession of any material, nonpublic information received from the Company, Parent or their respective officers, directors, employees, agents or other person acting at their direction. In addition, effective upon the issuance or filing of the Disclosure Document, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement relating to the subject matter hereof, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents, on the one hand, and any Purchaser or any of their

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respective affiliates, on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. The Company shall not, and shall cause its officers, directors, employees and agents and Parent not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release, marketing materials or any other public announcement, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Parent’s securities are listed for trading or (C) to the extent such disclosure contains only information previously approved in accordance with this Section 5.02.

5.03 Pre-Closing Financing Restructuring. In the event the structure of the Company Pre-Closing Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely effects Parent’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the End Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the Company Pre-Closing Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its subsidiaries, and the number of Parent shares ultimately held by each Purchaser in respect of such amounts as though the Company Pre-Closing Financing has been consummated by its terms.

5.04 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

5.05 Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Capital Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, by virtue of the Contemplated Transactions (as defined in the Merger Agreement), including shares of Parent Capital Stock issued in exchange for the Shares and the Warrant Shares.

5.06 Blue Sky Laws. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

5.07 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or approve an amendment, modification or a waiver requested by Parent of, or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchaser would reasonably expect to receive pursuant to this Agreement without the consent of each Purchaser, it being agreed that any amendment or modification to the definition of “Company Valuation” shall be deemed materially adverse to the Purchasers.

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5.08 Equal Treatment of Purchasers. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.09 Legend Removal. The restrictive legends described in Section 7.01 shall promptly be removed in accordance with applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement following the closing of the Merger. The shares of Parent Capital Stock to be received in the Merger in exchange for the Shares and the Warrant Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends in accordance with applicable securities laws.

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, unless otherwise waived by such Purchaser solely as to itself.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on the Effective Date, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case as of such earlier date and (ii) representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects).

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate, in form and substance reasonably acceptable to the Purchasers, certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(f), 6.01(i), 6.01(j), and 6.01(k) of this Agreement have been fulfilled.

(d) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate, in form and substance reasonably acceptable to the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), certifying (i) the certificate of incorporation and bylaws of the Company, (ii) authorization of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement (including the Merger Agreement) and (iii) as to a certificate evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware as of a date within five Business Days of the Closing Date.

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(f) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Company shall not have amended, modified, or waived any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that a Purchaser would reasonably expect to receive under this Agreement without having received each affected Purchaser’s prior written consent, it being agreed that any amendment or modification to the definition of “Company Valuation” shall be deemed materially adverse to the Purchasers.

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

(h) Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.

(i) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the Commission or its staff.

(j) Nasdaq. The Nasdaq Listing Application shall have been approved by Nasdaq.

(k) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

(l) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Securities pursuant to this Agreement of not less than $175,000,000 (including in the proceeds any Convertible Securities Contributed as consideration in accordance with this Agreement).

(m) Opinion of Company Counsel. The Placement Agents and the Purchasers shall have received from Gibson, Dunn & Crutcher LLP, counsel for the Company, an opinion, dated as of the Closing, in the form agreed between the Company and the Placement Agents.

6.02 Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case shall be as of such earlier date and (ii) representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects, except as would not, in the aggregate, constitute a Material Adverse Effect).

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(b) Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(d) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

SECTION 7. Transfer Restrictions; Restrictive Legend.

7.01 Transfer Restrictions. Each Purchaser understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or is exempt from the registration requirements of the 1933 Act, including under Rule 144. It is understood that the certificates evidencing the Securities may bear substantially the following legend:

“NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS.”

SECTION 8. Definitions. Unless the context otherwise requires, the terms defined in this Section 8 shall have the meanings specified for all purposes of this Agreement.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Commission” means the United States Securities and Exchange Commission.

“Effective Time” has the meaning ascribed to it in the Merger Agreement.

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“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pre-Funded Warrant Purchase Price” means an amount equal to (i) the Purchase Price minus (ii) $0.01.

“Purchase Price” means an amount equal to (i) the Company Valuation (as defined in the Merger Agreement), (ii) divided by the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the closing of offering of the Securities hereunder.

“Purchaser Majority” means, prior to the Closing, the Purchasers committed to purchase at least a majority the Securities and, following the Closing, the Purchasers who hold at least a majority of the Securities (including any Parent Common Stock issued in exchange therefore) still held by the Purchasers.

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit A, to be entered into at the Closing among the Company and each Purchaser.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.

SECTION 9. Miscellaneous.

9.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (a) if any, change, waiver, amendment, modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or each Purchaser in such group of Purchasers) shall be required and (b) the consent of each Purchaser shall be required for any change in the Purchase Price, any change in the type of security to be issued to Purchasers at Closing, any change in the Beneficial Ownership Limitation with respect to such Purchaser, or the amendment or waiver of this Section 9.01, Section 9.13 or of any of the closing conditions set forth in Sections 6.01(a), 6.01(f), 6.01(i), 6.01(j), or 6.01(k).

9.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when receipt is acknowledged, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses set forth on the Schedule of Purchasers with respect to the Purchasers.

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if to the Company:

Oruka Therapeutics, Inc.

221 Crescent Street, Building 23, Suite 105

Waltham, MA 02453

Attention: K. Evan Thompson

Email: [***]

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

Attention: Ryan Murr, Brenden Berns, Chris Trester

Email: [***]

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 9.02.

9.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon each Purchaser, on the one hand, or the Company, on the other hand, shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

9.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the Purchasers may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3 hereof). The Company may not assign (except by merger) its rights or obligations hereof without the consent of the Purchaser Majority. This Agreement shall not inure to the benefit of or be enforceable by any other person.

9.05 Exculpation of Placement Agents. Each party hereto agrees for the express benefit of each of the Placement Agents, its affiliates and its representatives that:

(a) Each of the Placement Agents is acting solely as financial advisor to the Company in connection with the sale of the Securities and is not acting as underwriters, initial purchasers, dealers or in any other such capacity and is not and shall not be construed as a fiduciary for the Purchaser, the Company or any other person or entity in connection with the transactions contemplated by this Agreement, the Registration Rights Agreement or the Merger Agreement.

(b) No Placement Agent or any of its affiliates or any of its representatives (i) shall be liable for any improper payment made in accordance with the information provided by the Company, (ii) has made or will make any representation or warranty, express or implied, of any kind or character, and has not provided any advice or recommendation to the Purchasers in connection with the transactions contemplated by this Agreement, the Registration Rights Agreement or the Merger Agreement, (iii) has any responsibilities as to the validity, accuracy, completeness, value or genuineness, as of any date, of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement, the Registration Rights Agreement or the Merger Agreement, or in connection with any of the transactions contemplated by such agreements, including any valuation, offering or marketing materials, or any omissions from such materials; or (iv) shall be liable or have any

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obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Purchaser, the Company or any other person or entity), whether in contract, tort or otherwise to the Purchaser or to any person claiming through the Purchaser, (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement, the Registration Rights Agreement or the Merger Agreement, (y) for anything which any of them may do or refrain from doing in connection with this Agreement, the Registration Rights Agreement or the Merger Agreement, or (z) for anything otherwise in connection with transactions contemplated by this Agreement, the Registration Rights Agreement or the Merger Agreement, except, in each case, for such Placement Agent’s own gross negligence, willful misconduct or bad faith.

(c) The Placement Agents, their respective affiliates and their respective representatives shall be entitled to rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Company.

9.06 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

9.07 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 9.07, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.02 OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

9.08 Survival. The representations and warranties of the Company and the Purchasers contained in Sections 3 and 4 and the agreements and covenants set forth in Sections 5 and 9 shall survive the Closing for the applicable statute of limitations (unless such covenant or agreement terminates earlier in accordance with its terms), which shall not be extended by Section 8106(c) of Title 10 of the Delaware Code or any similar law. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.09 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

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9.10 Entire Agreement. This Agreement, together with the Registration Rights Agreement and the Merger Agreement, contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement and subject to Section 5.02, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and any Purchaser as of the date hereof.

9.11 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

9.12 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

9.13 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred on or before October 3, 2024, other than as a result of a Willful Breach of a Purchaser’s obligations hereunder; provided, however, that nothing herein shall relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 9.13, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly (and in any event within one Business Day) be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without any deduction for or on account of any tax withholding, charges or set-off.

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9.14 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person; provided, however, that each of the Placement Agents will be entitled to rely, as an express third-party beneficiary, on the representations and warranties of the Purchasers and the Company set forth in Section 3 and Section 4 hereof, the covenants set forth in Section 5 hereof and Sections 9.04, 9.05, 9.08, 9.12 and 9.13 hereof; provided further that the Company and each Purchaser shall have no liability to the Placement Agents with respect to the representations and warranties of the other parties.

Signature pages follow

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

ORUKA THERAPEUTICS, INC.

By:
Name:
Title:

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

[•]

By:
Name:
Title:

Signature Page to Subscription Agreement

Schedule I

SCHEDULE OF PURCHASERS

Exhibit A

Form of Registration Rights Agreement

Exhibit B

Form of Pre-Funded Warrant

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Exhibit 10.3

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of April 3, 2024, by and among Oruka Therapeutics, Inc., a Delaware corporation (the “Company”), ARCA biopharma, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of the Parent. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Atlas Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “First Merger Sub”), and Atlas Merger Sub II, LLC, a Delaware limited liability company (the “Second Merger Sub”) have entered into an Agreement and Plan of Merger and Reorganization (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (i) the First Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent and (ii) the Company will merge with and into the Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger, upon the terms and subject to the conditions set forth in the Merger Agreement (together, the “Merger”).

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Parent Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) ”Parent Stockholder Matters” means the approval of the Merger Agreement and the Contemplated Transactions and the Parent Charter Amendment and, if deemed necessary by Parent the approval of the Parent Legacy Transaction.

(c) “Shares” means (i) all shares of Parent Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Parent Common Stock acquired by the Stockholder, beneficially owned or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Parent and the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity in each case, which has the effect of limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Parent Stockholder Matters and against any competing proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to such Stockholder’s Affiliates (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) purchased from the Company on or about the Closing Date but prior to the Closing (including any shares of the Company issued upon conversion of any pre-funded Company Warrants), (vii) to the extent required by applicable Law and (viii) pursuant to the exercise of any option to purchase any

Parent Common Stock, including in order to pay the exercise price of such option or satisfy taxes applicable thereto; provided, that in the cases of clauses (i)-(v), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer if not already a party thereto.

(d) Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate the Stockholder to exercise any option or any other right to acquire any shares of Parent Common Stock.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Parent called to vote upon the Parent Stockholder Matters, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Parent Stockholder Matters, and (B) against any Acquisition Proposal.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Parent.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate on the Expiration Date.

6. No Solicitation. The Stockholder agrees not to directly or indirectly, including through any of its officers, directors or agents, take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement and Section 5.4 of the Merger Agreement is hereby incorporated by reference mutatis mutandis.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Parent and the Company is an intended third-party beneficiary of this Section 7.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Parent Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement), and Encumbrances arising under applicable securities or community property laws; and (ii) the Stockholder does not beneficially own any securities of Parent other than the shares of Parent Common Stock and rights to purchase shares of Parent Common Stock set forth in Appendix A.

(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.

(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Parent (the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10(h) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated (except by the Merger) by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect.

(e) No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Parent, to the address, electronic mail address or facsimile provided in Section 11.7 of the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding the Company, this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company and Parent have publicly disclosed their entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, attorneys, accountants, consultants, and other advisors (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to Parent, this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable.

(j) Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections and Appendixes are to Sections and Appendixes of this Agreement unless otherwise specified. Any capitalized terms used in any Appendix but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

ORUKA THERAPEUTICS, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

PARENT:

ARCA BIOPHARMA, INC.

By:
Title:

[Signature Page to Parent Stockholder Support Agreement]

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:
_______________________________
_______________________________
_______________________________

[Signature Page to Parent Stockholder Support Agreement]

Appendix A

Exhibit 10.4

LOCK-UP AGREEMENT

April 3, 2024

ARCA biopharma, Inc.

10170 Church Ranch Way, Suite 100

Westminster, CO

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that ARCA biopharma, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of April 3, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Atlas Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent, Atlas Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, and Oruka Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”); provided, that if a registration statement covering the shares of Company Common Stock and pre-funded Company Warrants issued and sold in connection with the Company Pre-Closing Financing (other than any shares or pre-funded Company Warrants held by affiliates of the Company) has not been declared effective by the SEC prior to the end of such 180-day period, then the Restricted Period shall end on such later date upon which such registration statement is first declared effective:

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option to purchase shares of Parent Common Stock or a warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (each, a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(e) transfers by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the Effective Time;

(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g) pursuant to an order of a court or regulatory agency; or

(h) transfers by the undersigned of shares of Parent Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company (including any shares of the Company issued upon exercise of any pre-funded Company Warrants), if any, purchased from the Company on or about the Closing Date but prior to the Closing.

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Parent Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement. In the event of any Pro-Rata Release, the Company shall promptly (and in any event within two (2) business days of such release) inform each relevant holder of Parent Common Stock or warrants of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by ARCA biopharma, Inc.: By: __________________________ Name: Title:

[Signature Page to Lock-Up Agreement]

Exhibit 99.1

ARCA biopharma and Oruka Therapeutics Announce Merger Agreement

Merger to create a company focused on advancing Oruka’s portfolio of novel biologics that aim to redefine the standard of care for patients with chronic skin diseases

Oruka, the third company founded based on assets generated by Paragon Therapeutics, expects to advance ORKA-001 and ORKA-002, potentially best-in-class antibodies targeting IL-23p19 and IL-17A/F, respectively, into clinical trials in 2025

Pre-closing private financing of approximately $275 million anticipated to fund operations through 2027

Companies to hold conference call on April 3, 2024 at 8:30 AM EDT

Westminster, CO and Waltham, MA, April 3, 2024 – ARCA biopharma, Inc. (NASDAQ: ABIO) (“ARCA”), and Oruka Therapeutics (“Oruka”), a privately held biotechnology company developing novel biologics designed to set a new standard for the treatment of chronic skin diseases, including plaque psoriasis, announced today that they have entered into a definitive agreement to combine the companies in an all-stock transaction. The resulting entity will focus on advancing Oruka’s pipeline of potentially best-in-class biologics, including ORKA-001 (an IL-23p19 inhibitor) and ORKA-002 (an IL-17A/F inhibitor). Upon completion of the merger, the combined company plans to operate under the name Oruka Therapeutics, Inc. and trade on Nasdaq under the ticker symbol “ORKA”.

In support of the merger, Oruka has secured commitments for a $275 million private investment in its common stock and pre-funded warrants to purchase its common stock from a syndicate of healthcare investors led by Fairmount and Venrock Healthcare Capital Partners, with participation from RTW Investments, Access Biotechnology, Commodore Capital, Deep Track Capital, Perceptive Advisors, Blackstone Multi-Asset Investing, Avidity Partners, Great Point Partners LLC, Paradigm BioCapital, Braidwell LP, and Redmile Group, as well as other investors, including multiple large investment management firms. The financing is expected to close immediately prior to completion of the merger. The combined company’s cash balance at closing is anticipated to fund Oruka’s operations through 2027 and support the advancement of ORKA-001 and ORKA-002 through initial clinical proof-of-concept. In addition, prior to closing of the merger, ARCA expects to declare a cash dividend to the pre-merger ARCA stockholders equal to the amount by which ARCA’s net cash exceeds $5 million.

“Our mission at Oruka is to offer people affected with chronic skin diseases the most possible freedom from their condition. We believe that our lead programs, engineered by the world-class team at Paragon, could meaningfully advance the standard of care in psoriasis and related diseases,” said Lawrence Klein, PhD, Chief Executive Officer of Oruka. “This merger and significant financing is expected to provide resources to build out our operational capabilities and propel our programs into clinical development with focus and efficiency.”

Oruka aims to transform the treatment of plaque psoriasis, psoriatic arthritis, and other dermatologic and inflammatory indications by developing potentially best-in-class, long-acting antibodies against validated targets with critical roles in these diseases. Oruka is the third company founded based on assets generated by Paragon Therapeutics (“Paragon”). Oruka’s co-lead programs, ORKA-001 and ORKA-002, were designed utilizing state-of-the-art antibody engineering, including half-life extension, to enable dosing as infrequently as once or twice a year while potentially delivering superior efficacy than the current standard of care. Both programs are expected to enter clinical trials in 2025, with initial pharmacokinetic data for ORKA-001 anticipated as early as the second half of 2025, which could provide important validation of the ability to achieve extended dosing intervals and high antibody exposures. The scientific foundation for Oruka was established in large part by Dr. Andrew Blauvelt, a world-renowned expert in psoriasis and chair of Oruka’s Scientific Advisory Board.

“I am excited to support Oruka in their mission to advance the standard of care in plaque psoriasis and other associated diseases,” said Dr. Blauvelt, “Over the past 25 years, I’ve seen the field advance to previously unimagined levels of efficacy, but there is still unmet need as patients continue to seek freedom from their disease. Our recent work in the KNOCKOUT study has demonstrated that stronger IL-23 inhibition can lead to higher response rates, with the potential for continued disease remissions without therapy. Oruka’s lead programs are uniquely suited to build upon this work, potentially offering greater efficacy, less frequent dosing, and more durable disease modification than currently available therapies.”

“We believe that this combination with Oruka is the best path forward for ARCA stockholders,” said Robert E. Conway, Chairman of the Board of Directors of ARCA. “We believe that the expected cash dividend and Oruka’s promising pipeline provides the potential for significant value creation for ARCA stockholders in the near- and long-term.”

About the Proposed Transactions

Under the terms of the merger agreement, the pre-merger ARCA stockholders are expected to own approximately 2.38% of the combined company and the pre-merger Oruka stockholders (inclusive of those investors participating in the pre-closing financing) are expected to own approximately 97.62% of the combined company. The percentage of the combined company that ARCA’s stockholders will own as of the close of the merger is subject to adjustment based on the amount of ARCA’s net cash at the closing date. ARCA is expected to contribute $5 million to the combined entity and expects to pay a dividend to pre-merger ARCA stockholders of approximately $20 million immediately prior to the close of the merger.

The transaction has received approval by the Board of Directors of both companies and is expected to close in the third quarter of 2024, subject to certain closing conditions, including, among other things, approval by the stockholders of each company, the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) to register the securities to be issued in connection with the merger, and the satisfaction of customary closing conditions.

The combined company will be named Oruka Therapeutics, Inc. and led by Lawrence Klein, PhD, Oruka’s current Chief Executive Officer, who will be joined on Oruka’s Board of Directors by Peter Harwin, Managing Member of Fairmount, Samarth Kulkarni, PhD, CEO and Chairman, CRISPR Therapeutics, Cameron Turtle, DPhil, CEO, Spyre Therapeutics, and Carl Dambkowski, MD, CMO, Apogee Therapeutics.

Wedbush PacGrow is serving as strategic advisor and Gibson, Dunn & Crutcher LLP is serving as legal counsel to Oruka. Jefferies, TD Cowen, Leerink Partners, and LifeSci Capital are serving as the placement agents to Oruka. Cooley LLP is serving as legal counsel to the placement agents. Lucid Capital Markets is serving as financial advisor and Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal counsel to ARCA.

Conference Call Details

The companies plan to hold a joint conference call on April 3, 2024 at 8:30 AM EDT to discuss the merger details.

The dial-in number in the U.S./Canada is (800) 715-9871; for international participants, the number is (646) 307-1963. For all callers, please refer to the Conference ID 4737644.

Live webcast link: https://edge.media-server.com/mmc/p/rnug3oyp

A replay of the conference call will be available for seven business days beginning shortly after the conclusion of the live call, by calling: Toll Free: (800) 770-2030; Toll: (609) 800-9909; Playback ID: 4737644#.

About ARCA biopharma

ARCA biopharma is dedicated to developing genetically and other targeted therapies for cardiovascular diseases through a precision medicine approach to drug development. For more information, please visit www.arcabio.com or follow the company on LinkedIn.

About Paragon Therapeutics

Paragon Therapeutics, Inc. is a biotechnology company leveraging cutting-edge science and technology to identify and propel best-in-class biologics into the clinic for a range of human diseases with high unmet needs. The company rapidly advances therapies through a range of opportunities, from new company creation and strategic partnerships to shaping programs in-house. Founded by Fairmount in 2021 as a joint venture with FairJourney Biologics, Paragon Therapeutics is based in Waltham, Mass. For more information, please visit www.paragontherapeutics.com.

About Oruka Therapeutics

Oruka Therapeutics is developing novel biologics designed to set a new standard for the treatment of chronic skin diseases. Oruka’s mission is to offer patients suffering from chronic skin diseases like plaque psoriasis the greatest possible freedom from their condition by achieving high rates of complete disease clearance with dosing as infrequently as one or twice a year. Oruka is advancing a proprietary portfolio of potentially best-in-class antibodies that were engineered by Paragon Therapeutics and target the core mechanisms underlying plaque psoriasis and other dermatologic and inflammatory diseases. For more information, visit www.orukatx.com.

Forward-Looking Statements

Certain statements in this press release, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, concerning ARCA, Oruka, the proposed pre-closing financing and the proposed merger between ARCA and Oruka (collectively, the “Proposed Transactions”) and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to ARCA’s or Oruka’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transactions and the expected effects, perceived benefits or opportunities, including investment amounts from investors and expected proceeds, and related timing with respect thereto, expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs, in particular with respect to ORKA-001 and ORKA-002, and any developments or results in connection therewith, including the target product profile of each of ORKA-001 and ORKA-002; the anticipated timing of the commencement of and results from those studies and trials; expectations regarding the use of proceeds, the sufficiency of post-transaction resources to support the advancement of Oruka’s pipeline through certain milestones and the time period over which Oruka’s post-transaction capital resources will be sufficient to fund its anticipated operations; the cash balance of the combined entity at closing; expectations regarding the treatment of psoriasis and associated diseases; expectations related to ARCA’s contribution and payment of dividends in connection with the merger, including the timing thereof; and the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “ORKA.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting ARCA, Oruka or the Proposed Transactions will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ARCA’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including ARCA’s failure to obtain stockholder approval for the proposed merger; the risk that the proposed pre-closing financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ARCA and Oruka to consummate the transactions contemplated by the Proposed Transactions; risks related to ARCA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the Proposed Transactions; risks related to ARCA’s and Oruka’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transactions, as applicable, as well as uncertainties regarding the impact any delay in the closing of any of the Proposed Transactions would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the business combination between ARCA and Oruka; the effect of the announcement or pendency of the merger on ARCA’s or Oruka’s business relationships, operating results and business generally; costs related to the merger; as a result of adjustments to the exchange ratio, Oruka stockholders and ARCA stockholders could own more or less of the combined company than is currently anticipated; the outcome of any legal proceedings that may be instituted against ARCA, Oruka or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; the ability of ARCA or Oruka to protect their respective intellectual property rights; competitive responses to the Proposed Transactions; unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transactions; failure to realize certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results; the risk that ARCA stockholders receive more or less of the cash dividend than is currently anticipated; legislative, regulatory, political and economic developments; and those uncertainties and factors described under the heading “Risk Factors” and “Business” in ARCA’s most recent Annual Report on Form 10-K filed with the SEC on February 1, 2024, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by ARCA from time to time, any risk factors related to ARCA or

Oruka made available to you in connection with the Proposed Transactions, as well as risk factors associated with companies, such as Oruka, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or should any of ARCA’s or Oruka’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither ARCA nor Oruka undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in ARCA or Oruka.

No Offer or Solicitation

This press release and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESS RELEASE IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transactions Will be Filed with the SEC

This press release is not a substitute for the registration statement or for any other document that ARCA may file with the SEC in connection with the Proposed Transactions. In connection with the Proposed Transactions between ARCA and Oruka, ARCA intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of ARCA. ARCA URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS

THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCA, ORUKA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by ARCA with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transactions. In addition, investors and stockholders should note that ARCA communicates with investors and the public using its website (https://arcabio.com/investors/).

Participants in the Solicitation

ARCA, Oruka and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transactions. Information about ARCA’s directors and executive officers including a description of their interests in ARCA is included in ARCA’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

ARCA biopharma Investor & Media Contact:

Jeff Dekker

720.940.2122

ir@arcabio.com

Oruka Therapeutics Corporate Communications Contact:

Caitlin Stern

203.554.7604

cstern@realchemistry.com

Exhibit 99.2

ORUKA THERAPEUTICS

Company Overview

April 2024

©2024 Oruka Therapeutics

Company Overview April 2024 ©2024 Oruka Therapeutics Exhibit 99.2

This presentation is strictly confidential and being made to you solely as a prospective investor in the proposed offering (the “Offering”) of common stock, par value $0.001 per share, or, in lieu thereof, pre-funded warrants (together, the “Securities”) of Oruka Therapeutics, Inc (the “we,” “us,” “our” or the “Company”) in connection with the transactions contemplated by the agreement and plan of merger to be entered into by the Company and ACRA Biopharma, Inc., a Delaware corporation (“Atlas”), among others (the “Merger Agreement”). The Securities have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) or any state securities laws or the laws of any foreign jurisdiction. The Securities are being offered only to persons in reliance upon the exemption from securities registration for transactions not involving any public offering afforded by Section 4(a)(2) of the Securities Act[, and Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission (the “Commission”) promulgated thereunder]. The Securities have not been approved or disapproved by the Commission, or any other securities regulating body or agency, nor has any such authority, commission, or body passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. By accepting this presentation, you will be deemed to represent that you are a sophisticated institutional investor, have the capacity to protect your own interests in connection with the Offering, and have sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. This presentation is meant only for the intended recipient based on its representations regarding such qualifications. This presentation is for informational purposes only and only a summary of certain information related to the Company. It does not purport to be complete and does not contain all information that an investor may need to consider in making an investment decision. You may not take away, reproduce, or distribute this presentation, in whole or in part, and you may not disclose any of the contents of this presentation to any other person. Acceptance of this presentation constitutes an agreement to be bound by the terms set forth herein. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice, and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. Investors must conduct their own investigation of the investment opportunity and evaluate the risks of acquiring the Securities based solely upon such investor’s independent examination and judgment as to the prospects of the Company as determined from information in the possession of such investor or obtained by such investor from the Company, including the merits and risks involved. Statements in this presentation are made as of the date hereof unless stated otherwise herein, and neither the delivery of this presentation at any time, nor any sale of Securities, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise arising in connection with the Offering. Forward-Looking Statements Certain statements contained in this presentation that are not descriptions of historical facts are “forward-looking statements.” When we use words such as “potentially,” “could,” “will,” “projected,” “possible,” “expect,” “illustrative,” “estimated” or similar expressions that do not relate solely to historical matters, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause our actual results to differ materially from our expectations discussed in the forward-looking statements. This may be a result of various factors, including, but not limited to: our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Offering and the transactions contemplated by the Merger Agreement, and the expected effects, perceived benefits or opportunities and related timing with respect thereto, expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies; expectations regarding the use of proceeds and the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market and potential opportunities for inflammatory skin treatments and therapies. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautioned not to place undue reliance on any forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation. Industry and Market Data Market and industry data and forecasts used in this presentation have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. Statements as to our market and competitive position data are based on market data currently available to us, as well as management’s internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presentation.  Disclaimers

Transaction Summary Transaction: Transaction between ARCA Biopharma, Inc. (ARCA), including its wholly owned subsidiaries Atlas Merger Sub Corp. (First Merger Sub), Atlas Merger Sub II, LLC (Second Merger Sub), and Oruka Therapeutics, Inc. (Oruka) Transaction Structure: ARCA to acquire 100% of Oruka equity interests in reverse-triangle merger with Merger Sub, with Oruka surviving the merger as a wholly owned subsidiary of ARCA (followed by merger of Oruka with and into Second Merger Sub) Rebrand: Post-closing, ARCA will be renamed Oruka Therapeutics, Inc. Interim Operating Covenants: Customary interim covenants that limit both Oruka and ARCA to ordinary-course operations between signing and closing, subject to certain exceptions Survival: No survival of reps and warranties Director / Officer Indemnification: Oruka (post-closing) will be obligated to maintain indemnification of D&Os for at least 6 years post-closing. ARCA (pre-closing) required to procure six-year D&O insurance tail policy Outside Date: Six months from execution, with possible 60-day extension if Form S-4 is not effective Timing: Closing expected to occur during third quarter 2024 Overview Post-Closing Ownership: Oruka holders to own ~97.6% (~58.3% attributable to PIPE shares) of combined enterprise (f.d.) and ARCA holders to own ~2.4%, assuming ARCA Net Cash at closing of $5M and a PIPE of $275M, subject to certain limited adjustments for customary items Certain Closing Conditions: Form S-4: Form S-4 shall have become effective with SEC (see “SEC Filings” below) Reps Bringdown: materiality scrape on MAE- and materiality-qualified reps, brought down to MAE standard; capitalization rep brought down flat, subject to de minimis exceptions; fundamental representations brought down in all material respects Interim Covenants: perform or comply in all material respects; no MAE Oruka Stockholder Approval: holders representing (i) majority of capital stock on as-converted basis and (ii) a majority of Series A preferred shares ARCA Stockholder Approval: holders representing majority of common stock Lock-Up Agreements: lock-up agreements delivered at signing shall remain in place PIPE: PIPE proceeds of at least $175M shall have been received by Oruka Nasdaq Application: Nasdaq application covering merger shares shall be submitted ARCA Dividend: ARCA dividend of net cash in excess of $5M, if any, shall have been received by Transfer Agent Post-Closing Ownership; Closing Concurrent Investment: ~$275M of PIPE proceeds, including ~$80M from existing Oruka investors and ~$195M from new investors, led by Fairmount Registration Rights Agreement: Company agrees to register any shares that would be subject to Rule 144 limitations (i.e., affiliates) on resale registration statement Certain Closing Conditions (Subscription Agreement): Reverse Merger: Closing conditions under the merger agreement must have been met Reps: MAE- and materiality-qualified reps brought down flat; other reps brought down in all material respects Interim covenants: Use commercial reasonable efforts to comply Closing: Expected to occur immediately prior to closing of the reverse merger PIPE SEC Filings: Parties expect to file Form S-4 in May 2024 registering the ARCA shares to be issued (and “constructive” registration of Oruka offering to ARCA stockholders per Rule 145(a)) Directors & Executive Officers to file Forms 3, 4 & 5 following the Closing Date Resale registration statement covering Oruka affiliates to be filed promptly post-closing Support Agreements: Directors / officers and certain affiliated investors to sign support agreements, agreeing to vote in favor of and otherwise support the transaction Lock-Up Agreements: Directors / officers and certain affiliated investors to sign 180-day lock-up agreements prohibiting (subject to certain exceptions) post-closing transactions in Oruka’s securities during the lock-up period Other Agreements

Building best-in-class therapies for psoriasis and other diseases Our name – derived from or, for “skin,” and arukah, for “restoration” – reflects our mission to deliver best-in-class therapies for inflammatory skin diseases Notes: Oruka has an option to acquire exclusive worldwide rights from Paragon Therapeutics, Inc., for all programs, with IL-23 rights for all therapeutic indications outside of IBD. Abbreviations: FIH, first-in-human; HV, healthy volunteer; mAb, monoclonal antibody; MoA, mechanism of action; PK, pharmacokinetics; PsA, psoriatic arthritis; PsO, psoriasis Potentially best-in-class half-life extended mAbs designed to maximize efficacy with as little as one dose per year proven efficacy and safety to treat and potentially cure disease Acquired rights to development candidates from Paragon Therapeutics, an antibody discovery company founded , following in the footsteps of Apogee and Spyre which collectively raised >$700M in 2023 TARGET PROGRAM DISCOVERY IND-ENABLING CLINICAL POTENTIAL INDICATIONS Undisclosed TRM MoA Combinations FIH 1H25 HV PK 2H25 PsO FIH 2H25 IL-17A/F ORKA-002 IL-23 ORKA-001

Global I&I market
$50B+ addressable for ORKA-001/002
Sales ($B)
140
120
100
80
60
40
20
0
100
25
7
4
2
25
15
9
7
5
127
32
10
6
4
20
18
11
14
13
PsO
PsA
axSpA
HS
RA
CD
UC
Asthma
AD
2022
2028

2028 PsO sales estimate ($B)
Skyrizi
Tremfya
Stelara
Ilumya
Cosentyx
Taltz
Bimzelx
Other
Sotyktu
Humira
0
2
4
6
8
10
IL-23s forecast to generate ~$15B in 2028 sales:
>40% of market
~2x IL-17 sales
~6x TYK2 sales amongst top 10 therapies
IL-17A and IL-17A/F class important for patients with PsA involvement
>$7.5B in 2028 sales in PsO alone
Other therapies, including orals, are <20% of market
Among TYK2s, only Sotyktu breaks into top 10

ORUKA
©2024 Oruka Therapeutics
5

Co-lead programs target a $50B+ total market opportunity ORKA-001/002 target the dominant mechanisms in the largest I&I market 2028 PsO sales estimate ($B) Global I&I market IL-23s forecast to generate ~$15B in 2028 sales: >40% of market ~2x IL-17 sales ~6x TYK2 sales amongst top 10 therapies IL-17A and IL-17A/F class important for patients with PsA involvement >$7.5B in 2028 sales in PsO alone Among TYK2s, only Sotyktu breaks into top 10 Other therapies, including orals, are <20% of market Notes: Asthma sales represent biologic treatments only Sources: EvaluatePharma; GlobalData; Barclays; TD Cowen; Oruka analysis $50B+ addressable for ORKA-001/002

ORKA-001: potentially best-in-class anti-IL-23p19

-adjusted PASI 100 (Week 16) (%)
90
80
70
60
50
40
30
20
10
0
8
26
52
Time Between
ORKA-001 target range
Bimzelx
(bimekizumab)
Skyrizi
risankizumab-rzaa
Tremfya
(guselkumab)
taltz
(ixekizumab)
Cosentyx
(secukinumab)
Stelara
HUMIRA
adalimumab
Legend
Anti-IL-23
Anti-IL-12/23
Anti-IL-17A
Anti-IL-17A/F
Anti-TNF
Highly safe;
no AEs / SAEs of note
Mixed safety results;
some AEs / SAEs of note
Black box warning /
significant safety concerns

Sources: FDA and EMA Approval Labels

ORUKA
©2024 Oruka Therapeutics
7

Biologics have raised the bar on standard of care in PsO, but there is ample room for improvement 8 26 Time Between -adjusted PASI 100 (Week 16) (%) ORKA-001 target range Sources: FDA and EMA Approval Labels 52 Legend Anti-IL-23 Anti-IL-12/23 Anti-IL-17A Anti-TNF Anti-IL-17A/F Black box warning / significant safety concerns Mixed safety results; some AEs / SAEs of note Highly safe; no AEs / SAEs of note

Perfecting the product profile in plaque psoriasis

1-2 doses per year

Enabled by half-life extension

Higher PASI 100

Higher exposure drives higher response

IL-23p19 safety profile

Strong safety precedent even at high peak exposures

Disease modifying

ORUKA
©2024 Oruka Therapeutics
8

Perfecting the product profile in plaque psoriasis Higher PASI 100 Higher exposure drives higher response 1-2 doses per year Enabled by half-life extension Disease modifying Evidence for disease modification via high exposure anti-IL-23 IL-23p19 safety profile Strong safety precedent even at high peak exposures

ORKA-001 could be the last word in IL-23p19 inhibitors Similar epitope to Skyrizi (risankizumab) with equal or better potency Validated mechanism of action Binds specifically to IL-23p19 (not IL-12/23 p40) KD < 20 pM Predicted equivalent safety Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Effector-null human IgG1 Fc Half-life extension through validated Fc modification Higher exposure to increase efficacy Longer exposure to reduce dosing frequency Notes: Oruka holds worldwide rights to all therapeutic indications outside of IBD

2.7x increased half-life IV administration vs. Skyrizi

Risankizumab
HLE anti-IL-23
Normalized Serum Concentration
1
0.1
0.01
0
10
20
30
40
50
60
Days Post-Injection
$t_{1/2}$ ~30 days
$t_{1/2}$ ~11 days

2.4x increased half-life SC administration vs. Skyrizi

Risankizumab
HLE anti-IL-23
Serum Concentration (µg/mL)
100
10
1
0
10
20
30
40
50
60
Days Post-Injection
$t_{1/2}$ ~24 days
$t_{1/2}$ ~10 days

ORUKA

©2024 Oruka Therapeutics

10

2-3x longer half-life vs. Skyrizi achieved in NHPs with PoC mAb Notes: HLE indicates extended half-life; Skyrizi BLA review notes a ~7.2- to 7.7-day half-life in NHPs, which translated to ~28-day half-life in humans Sources: Internal data; NHP datapoints associated with ADA excluded from analysis. Abbreviations: SC, subcutaneous 2.7x increased half-life IV administration vs. Skyrizi 2.4x increased half-life SC administration vs. Skyrizi t1/2 ~30 days t1/2 ~11 days t1/2 ~24 days t1/2 ~10 days

Clinical experience with YTE predicts significant half-life extension for ORKA-001 WT mAbs YTE mAbs ORKA-001 ORKA-001 projected human half-life: ~74 days expected to enable once- or twice-yearly dosing vs. quarterly with Skyrizi Notes & Sources: Includes mAbs targeting soluble antigens with publicly available data for both NHP and humans from which half-lives could be derived. WT mAbs: Table S1 in 2020 Nakamura: raxibacumab, siltuximab, CNTO5825, bevacizumab, belimumab, mepolizumab, motavizumab, palivizumab, Humicade, canakinumab, adalimumab. YTE mAbs: Evusheld: 2022 Loo; 2022 Levin. Nirsevimab: Fig. 5 in 2017 Zhu; Table 2 in 2017 Griffin. Depemokimab: Table 19 in US20180340023A1; Table 3 in 2022 Singh. Motavizumab-YTE: Table S1 of 2020 Nakamura. Ziltivekimab: Table 4 in 2011 Finch; 2016 Zhong. STAR-0215: 2021 Bista; Astria Press Release, Dec 15, 2022 Risankizumab

Base case

ORKA-001: 600 mg W0, 300 mg Q26W
Skyrizi: 150 mg W0, 4, Q12W (standard dosing)
60
40
20
0
0
26
52
Weeks
40
30
20
10
0
[Ab] (µg/mL)
Cavg (0-16 wks)
Cavg (SS)
Ctrough (SS)

Upside case

ORKA-001: 600 mg W0, Q52W
Skyrizi: 150 mg W0, 4, Q12W (standard dosing)
60
40
20
0
0
26
52
Weeks
40
30
20
10
0
[Ab] (µg/mL)
Cavg (0-16 wks)
Cavg (SS)
Ctrough (SS)

ORUKA

©2024 Oruka Therapeutics

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ORKA-001 could exceed Skyrizi exposures at 1-2 doses per year Base case Upside case ORKA-001: 600 mg W0, 300 mg Q26W Skyrizi: 150 mg W0, 4, Q12W (standard dosing) ORKA-001: 600 mg W0, Q52W Skyrizi: 150 mg W0, 4, Q12W (standard dosing) Sources: Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi

KNOCKOUT study tested higher anti-IL-23 exposures in PsO Screening Double-blind dosing (Weeks 0-16) Double-blind follow-up (Weeks 16-52) KNOCKOUT inclusion criteria Adults Chronic, stable plaque psoriasis ≥ 6 months PASI ≥ 12 ≥ 10% BSA No prior Skyrizi use Skyrizi 600 mg SC (N=10, 4x approved dose) Skyrizi 300 mg SC (N=10, 2x approved dose) KNOCKOUT trial UltIMMa Ph3 trials Skyrizi 150 mg SC (FDA labeled dose) Week 4 0 16 28 40 52 Goal if high-dose IL-23 inhibition at 2-4x the approved Skyrizi dose could result in higher PASI 100 rates and long-term remissions by eliminating TRMs Sources: 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation)

KNOCKOUT (Skyrizi at 2-4x approved dose; W0, 4, 16; pooled data)
UltIMMa-1/2 combined (Skyrizi at approved 150 mg SC dose; W0, 4, Q12W)
VOYAGE-1/2 combined (Tremfya at approved 100 mg SC dose; W0, 4, Q8W)
PASI 100 (%)
0
10
20
30
40
50
60
70
80
90
Time (Weeks)
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28

ORUKA
©2024 Oruka Therapeutics
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KNOCKOUT extended exposure-response relationship – higher exposures drove higher PASI 100 Time (Weeks) PASI 100 (%) UltIMMa-1/2 combined (Skyrizi at approved 150 mg SC dose; W0, 4, Q12W) VOYAGE-1/2 combined (Tremfya at approved 100 mg SC dose; W0, 4, Q8W) Notes: Cross-trial comparisons. Not placebo controlled. KNOCKOUT data consists of pooled analysis of 300 and 600 mg dose levels Sources: 2017 Blauvelt (JAAD); 2017 Reich (JAAD); 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation) Ongoing follow-up to test whether higher exposures can drive durable remissions by eliminating TRM cells from the tissue KNOCKOUT (Skyrizi at 2-4x approved dose; W0, 4, 16; pooled data)

Induction phase (0-16 weeks)

100
80
60
40
20
0
PASI 100 (%)
KNOCKOUT
Exposure deciles
Projected ORKA-001 exposure & response
0
10
20
30
Cavg (µg/mL)

Steady-state phase (40-52 weeks)

100
80
60
40
20
0
PASI 100 (%)
Exposure deciles
Projected ORKA-001 exposure & response
0
5
10
15
Cavg (µg/mL)

ORUKA

©2024 Oruka Therapeutics

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KNOCKOUT Notes & Sources: Adapted from 2019 Khatri (Clin Pharmacol Ther) and Skyrizi BLA Multi-disciplinary Review (Fig. 20); KNOCKOUT pooled PASI 100 from 2023 Blauvelt (WCD presentation); gray dots represent observed PASI 100 rates within each Cavg decile for Skyrizi; gray lines represent model-estimated probabilities for PASI 100 for Skyrizi derived from Khatri; for induction phase (0-16 weeks), model-estimated probabilities reflect all patients, and do not exclude Asian ethnicity ORKA-001 projected to extend exposure-response relationship established by Skyrizi Phase III and KNOCKOUT Induction phase (0-16 weeks) Steady-state phase (40-52 weeks) Skyrizi exposure-response data indicates that projected ORKA-001 exposures could result in 10-20% higher PASI 100 rates than Skyrizi Exposure deciles Projected ORKA-001 exposure & response Projected ORKA-001 exposure & response Exposure deciles

PASI 100 (%)
0
10
20
30
40
50
60
70
80
90
[Ab] (µg/mL)
0
10
20
30
40
50
60
Time (Weeks)
0
4
8
12
16
20
24
28
32
36
40
44
48
52

ORUKA

©2024 Oruka Therapeutics

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ORKA-001 at one dose per year could match KNOCKOUT early exposures and greatly exceed trough levels Notes & Sources: KNOCKOUT efficacy data from 2023 Blauvelt (WCD presentation); KNOCKOUT and ORKA-001 exposure from Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi 2-4x approved Skyrizi at an achievable dose for a Q1Y regimen superior maintenance of response

Potential for disease modification or cure by depleting TRMs

15%
10%
5%
0%
% of T cells in tissue
12%
8%
8%
13%
Lesional
Non-lesional
Tremfya
(Anti-IL-23)
Cosentyx
(Anti-IL-17A)

Loss of PASI 90
Loss of PASI 100
Skyrizi
Ilumya
Tremfya
Bimzelx
Cosentyx
Taltz
Siliq
0
10
20
30
40
50
Studies published showing that longer responses associated with shorter duration disease

ORUKA

©2024 Oruka Therapeutics

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Potential for disease modification or cure by depleting TRMs % of T cells in tissue Leading to long-lasting remissions after treatment withdrawal – pointing to possibility of disease modification Anti-IL-23 acts upstream of disease-causing TRMs, and has a unique ability to deplete them from tissue Excitement growing in dermatology community to test disease modification potential of high anti-IL-23 exposures early in disease – a perfect opportunity for ORKA-001 Studies published showing that longer responses associated with shorter duration disease Lesional Non-lesional Tremfya (Anti-IL-23) Cosentyx (Anti-IL-17A) Notes & Sources: Charts adapted from 2021 Mehta (J Invest Derm) (Fig. 5b) and 2022 Regnault (Am J Clin Dermatol) (Fig. 2b); 2022 Blauvelt (J Psoriasis Psoriatic Arthritis); 2023 Chiu (J Am Acad Dermatol). Abbreviations: TRM, tissue-resident memory T cell

Safety of peak exposures established by Crohn’s dose regimen “You literally can’t overdose this drug…patients take two shots on accident and they’re fine” – U.S. KOL Notes & Sources: Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi; modeled Skyrizi exposure reflects approved regimen in Crohn’s disease Peak exposures with highest ORKA-001 proposed dosing are less than ½ what is routinely used in Crohn’s No correlations at patient level between exposure and safety signals for Skyrizi across 1,000s of patients dosed in derm and IBD Very uncommon to have clinical precedent in large numbers of patients for safety of higher exposures 2.6x higher in Crohn’s therapy

	Base case scenario	Upside scenario
Maintenance dosing		**Once yearly**
PASI 100		**Highest observed to date** (as in KNOCKOUT study)
Added benefit	Potential for	**Modify and potentially cure disease** in some patients
	Best-in-class profile	*Paradigm-changing*

ORUKA
©2024 Oruka Therapeutics
19

.. Base case is best-in-class, upside could be paradigm changing Base case scenario Upside scenario Best-in-class profile Paradigm-changing Potential for Modify and potentially cure disease in some patients Added benefit Maintenance dosing Once yearly PASI 100 Highest observed to date (as in KNOCKOUT study)

Development path sets up a catalyst-rich next 3 years Phase 2 PsO Phase 1a/b HV & PsO ORKA-001 development Potential for rapid de-risking, value recognition, and path to BLA PoC PK data is highly validating, showing both basis for differentiation and early safety Validated clinical endpoints (e.g., PASI 100) show highly robust correlation between Phase 2 and 3 Rapid timelines possible in PsO – average time from FIH to BLA/NDA is 6.5 years 2H 2025 PoC: PK OLE 1H 2025 FPI Ph1a 2H 2026 PoC: PsO 1H 2026 Final PK 2H 2027 Ph2 16-week blinded data & OLE long-term Notes: Average time from FIH to BLA/NDA reflects average of Skyrizi, Tremfya, Bimzelx, and Sotyktu Abbreviations: FPI, first patient in; OLE, open-label extension

ORKA-002: potentially best-in-class anti-IL-17A/F

Environmental stress
Trauma
Trigger
Genetic susceptibility
Th17, CD8 T cells, γδ T cells, ILC3
Activated monocytes, epithelial cells, Th17, CD8 T cells, γδ T cells, ILC3
IL-17A
IL-17A/F
IL-17F
IL-17RA
IL-17RC
IL-17RC
IL-17RC
NFκB
MAPK
Genetic expression
IL-17 Inhibitors
IL-17A
IL-17A/F
IL-17F
Secukinumab
Ixekizumab
Izokibep
Bimekizumab
Sonelokimab
ORKA-002
Chemokines
Pro-inflammatory cytokines
Antimicrobial peptides
Epithelial cells
Fibroblasts
Keratinocytes
Macrophages

PASI 100 (Week 16) in PsO (%)
70
60
50
40
30
20
10
0
~50% increase in % of patients reaching PASI100
Taltz
Siliq
Cosentyx
Bimzelx
Sonelokimab
IL-17As
IL-17A/Fs

ORUKA

©2024 Oruka Therapeutics

22

IL-17A/F dual blockade has emerged as the superior strategy Notes & Sources: Figure adapted from 2020 Brevi (Front Immunol.); PASI 100 reflects average of Ph3 trials (best-performing group in Ph2b trial for sonelokimab), not placebo adjusted; FDA and EMA Approval Labels; UCB Press Releases; 2023 Venhoff (Lancet Rheum) IL-17As IL-17A/Fs ~50% increase in % of patients reaching PASI100 Superior efficacy in other indications as well (e.g., PsA, HS, axSpA) Superiority of IL-17A/F in PsO – the largest target market

Bimzelx is showing signs of massive peak sales potential

Bimzelx (approved Oct '23)
Cosentyx
Taltz
IL-17As
Tremfya
Skyrizi
IL-23s
Weekly Prescriptions (US)
500
450
400
350
300
250
200
150
100
50
0
W1
W4
W8
W12
Weeks after Launch

Global IL-17 Class Sales ($B)
16
14
12
10
8
6
4
2
0
2015
2020
2025
2029
Year
Therapy
Target
DC-806
IL-17A
Sonelokimab
IL-17A/F
Izokibep
IL-17A/A
Bimzelx (bimekizumab-bkzx)
IL-17A/F
taltz (ixekizumab)
IL-17A
Cosentyx (secukinumab)
IL-17A

ORUKA

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Bimzelx is showing signs of massive peak sales potential Notes: x-axis marks end of week Sources: Jefferies (based on IQVIA data); Cowen; GlobalData Weeks after Launch IL-23s IL-17As 16 Global IL-17 Class Sales ($B) 2020 Therapy Target DC-806 Sonelokimab Izokibep IL-17A IL-17A/F IL-17A/A IL-17A/F IL-17A IL-17A 2025 2029 Very strong launch in PsO shows potential, and ability to differentiate in this market Capturable market of $15B+ across all indications by 2030 Year

		Bimzelx® (bimekizumab-bkzx)		ORKA-002 (TPP)
	Format			
PsO regimen	Doses per year (maintenance)	💉💉💉💉💉💉	💉💉💉💉💉💉💉💉💉💉💉💉💉	💉💉💉
PsO regimen	Single SC injection	✗	✓	✓
Safety and efficacy	Clear dose response	✓	✗	similar to Bimzelx
Safety and efficacy	Minimal risk of neutralizing ADAs	no clinical impact		similar to Bimzelx

ORUKA

©2024 Oruka Therapeutics

24

The two leading IL-17A/Fs leave room for improvement Sources: 2020 Adams (Front Immunol.); 2017 Glatt (BJCP); 2019 Svecova (JAAD); FDA / EMA Approval Labels; Company websites; Press releases ORKA-002 (TPP) Format Clear dose response similar to Bimzelx Minimal risk of neutralizing ADAs similar to Bimzelx no clinical impact Single SC injection Safety and efficacy PsO regimen Doses per year (maintenance)

ORKA-002 could be the best-in-class IL-17A/F inhibitor Similar epitope to Bimzelx (bimekizumab) with equal or better potency Validated mechanism of action Binds IL-17A and IL-17F to prevent homodimer and heterodimer signaling Equal or greater affinity vs. bimekizumab Predicted equivalent safety Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Half-life extension through validated Fc modification Higher exposure to increase efficacy Longer exposure to reduce dosing frequency (targeting 2-3 doses/year in PsO/PsA) Effector-null human IgG1 Fc

ORKA-002 could be best-in-class in a $15B market Best target Dual IL-17A/F inhibition has shown superior efficacy vs. IL-17A inhibition, with $15B+ in future market potential Best profile Limited competition Skyrizi-like dosing intervals in a convenient single injection while minimizing biological risk by pursuing the Bimzelx MoA Rapid development path Ph1 HV study de-risks PK and dosing interval, with potential for rapid development path (Bimzelx took ~6 years from IND to BLA) Only two clinical stage IL-17A/F dual inhibitors,

Corporate

Single fundraise could support multiple inflection points ORKA-001 (SC, extended half-life IL-23) 1H – FPI 2H – Initial PK in HVs 1H – Final PK in HVs 2H – PsO 16-week PoC 2H – Phase 2 FPI ORKA-002 (SC, extended half-life IL-17A/F) 2H – FPI 1H – Initial PK in HVs ORKA-003 (undisclosed) 1H – Target Disclosure 2026 2025 2024 $275M raise supports company through 2027, more than one year past multiple inflection points

Backed by Paragon and building rapidly

ORUKA

Lawrence Klein
CEO

Laura Sandler
SVP, Operations

Arjun Agarwal
SVP, Finance

To be disclosed
CMO

Christopher Finch
VP, Corporate Development & Strategy

Christina Liang
Sr. EA & Operations Manager

Andrew Blauvelt
Chair of Scientific & Clinical Advisory Board

Board of Directors

Peter Harwin
Managing Member, Fairmount Funds

Sam Kulkarni
CEO & Chairman, CRISPR Therapeutics

Cameron Turtle
CEO, Spyre Therapeutics

Carl Dambkowski
CMO, Apogee Therapeutics

Lawrence Klein
CEO, Oruka Therapeutics

PARAGON THERAPEUTICS

Evan Thompson
COO

Hussam Shaheen
Head of Research

Shawn Russell
SVP, CMC

Damon Banks
Head of Legal

CRISPR Therapeutics
Fairmount
Apogee Therapeutics
Spyre Therapeutics
abbvie
Merck
Pandion Therapeutics
FairJourney Biologics
Seagen
RA Capital
bridgebio
abcuro
Eisai
Sanofi Genzyme
Adimab

ORUKA

©2024 Oruka Therapeutics
29

Backed by Paragon and building rapidly Peter Harwin Managing Member, Fairmount Funds Evan Thompson COO Damon Banks Head of Legal Hussam Shaheen Head of Research Shawn Russell SVP, CMC Lawrence Klein CEO Board of Directors Laura Sandler SVP, Operations Christopher Finch VP, Corporate Development & Strategy To be disclosed CMO Arjun Agarwal SVP, Finance Christina Liang Sr. EA & Operations Manager Andrew Blauvelt Chair of Scientific & Clinical Advisory Board Sam Kulkarni CEO & Chairman, CRISPR Therapeutics Cameron Turtle CEO, Spyre Therapeutics Carl Dambkowski CMO, Apogee Therapeutics Lawrence Klein CEO, Oruka Therapeutics

THANK YOU

Exhibit 99.3

ARCA biopharma, Inc. and Oruka Therapeutics, Inc.

Merger Agreement Announcement

Webcast Call Transcript

Wednesday, April 3, 2024 8:30 a.m. ET

Operator

Good morning, Ladies and Gentlemen. Thank you for standing by. Welcome to the ARCA Biopharma – Oruka Therapeutics Transaction Conference Call. I would also like to remind you that this call is being recorded for replay.

I will now turn the conference over to Robert Conway, Chairman of the Board of Directors of ARCA.

Robert Conway

Thank you, and good morning. Before we begin, I would like to remind you that during this call we may make forward-looking statements. These statements including regarding ARCA’s and Oruka’s management team’s expectations or strategies regarding the future, the timing of the transaction, expected investment amounts from investors in the transaction and expected proceeds, the cash balance of the combined entity at closing, including expected cash runway and the sufficiency of post-transaction resources to support the advancement of Oruka’s pipeline through certain milestones, the potential benefits to stockholders, including expectations related to ARCA’s contribution and payment of dividends in connection with the transaction, ARCA’s ability to remain listed on Nasdaq, and expectations regarding the treatment of psoriasis and associated diseases, expectations regarding ORKA-001 and ORKA-002, including the target product profiles and timing of clinical trials are subject to certain risks and uncertainties. Our actual results may differ materially from expectations. For a discussion of risks and uncertainties, please review the cautionary statements regarding forward-looking statements included in ARCA’s latest earnings release and SEC filings, and the cautionary statements and risk factors included in ARCA’s 2023 Annual Report on Form 10-K filed with the SEC and other SEC filings. These are also available on the ARCA website. All forward-looking statements are made as of today’s date. Except to the extent required by law, we do not undertake any obligation to update any forward-looking statements. We also caution you against placing undue reliance on any forward-looking statements.

Joining me on today’s call is Lawrence Klein, Chief Executive Officer of Oruka Therapeutics, who is expected to become the Chief Executive Officer of the combined company following the closing of the transaction. I will review the details of our merger with Oruka Therapeutics and the pre-closing private placement in Oruka. Lawrence will then provide an overview of Oruka, its strategy and pipeline.

With the combined cash position of the companies, together with the announced $275M pre-closing private placement of Oruka common stock and common stock equivalents to a syndicate of healthcare specialist investors led by Fairmount and Venrock, we believe the combined company can execute through the value-driving catalysts of its clinical development strategy. After the announced deal’s expected closing, the combined company’s cash balance is anticipated to provide runway through 2027.

Under the terms of the merger agreement, the pre-merger ARCA stockholders are expected to own approximately 2.38% of the combined company and the pre-merger Oruka stockholders (inclusive of those investors participating in the Oruka pre-closing financing) are expected to own approximately 97.62% of the combined company. The percentage of the combined company that ARCA’s stockholders will own as of the close of the merger is subject to adjustment based on the amount of ARCA’s net cash at the closing date. ARCA expects to pay a dividend to pre-merger ARCA stockholders of approximately $20 million immediately prior to the closing of the merger.

We would like to thank the ARCA and Oruka board members for their commitment and support as they have approved the transaction, which is of course subject to stockholder approval and customary closing conditions.

Following the close of the deal, the combined company is expected to be renamed Oruka Therapeutics, Inc. and begin trading on Nasdaq under the ticker symbol ORKA. We expect the merger transaction to close in the third quarter of 2024.

We, at ARCA, have been impressed with the leadership team at Oruka and have confidence in their ability to deliver on their strategy going forward. Our decision to pursue this agreement with Oruka follows an extensive review of strategic alternatives by the board and management of ARCA Biopharma. We believe that this transaction offers our stockholders a compelling opportunity for short- and long-term value creation.

I’ll now pass the call over to Lawrence Klein, CEO of Oruka Therapeutics. Lawrence?

Lawrence Klein

CEO of Oruka Therapeutics

Thank you, Robert, and good morning, everyone. First off, I want to thank the ARCA team and board for their confidence in our team and our company’s strategy. Before beginning, I will point out that our listeners can access additional information on Oruka in our corporate presentation which has been uploaded to the Oruka website at www.orukatx.com.

We’re thrilled today to have the opportunity to tell you about Oruka Therapeutics, and our plans to advance a pipeline of novel biologics that we believe could meaningfully advance the standard of care in plaque psoriasis and associated indications. At its core, our mission is to allow patients to experience the most possible freedom from their disease. We are building a world-class team at Oruka, composed of experienced drug developers, company builders, and strategists. Our high degree of focus in psoriatic disease will allow us to build deep expertise and connections with the physician and patient communities.

Oruka’s pipeline is anchored on two co-lead programs focused on plaque psoriasis and other associated dermatologic and inflammatory conditions. We derive access to our development candidates from Paragon Therapeutics, a world-class antibody engineering team that is also the source of the technology behind Apogee Therapeutics and Spyre Therapeutics. Our development candidates were designed to bind established epitopes, show similar or greater potency to benchmarks, and to have optimal characteristics for development including high stability, solubility, and manufacturing yield among others. Our two lead programs target IL23p19 and IL17A/F, and incorporate half-life extension modifications, to extend dosing intervals and potentially deliver best-in-class efficacy by achieving higher antibody exposures.

Over the past 20 years, the biology underlying psoriatic disease has become increasingly clear. These diseases are caused by tissue-resident memory, Th17, cells. IL23 is an upstream cytokine that maintains these cells in the tissue and drives their activity. IL17 is a downstream cytokine that these cells secrete when activated, and it causes symptoms of disease. Over the years, through inhibition of these two cytokines, the standard of care in these diseases has advanced significantly, and physicians can now offer complete disease clearance to around 50% of patients. However, many patients still do not reach full disease clearance, and the opportunity exists to widen dosing intervals, and potentially even reach long-lasting remission in some patients.

We believe that IL23 and IL17 inhibition represent the “end-game” in psoriasis treatment, and that it is unlikely that a different mechanism will emerge that is equally as safe and efficacious as these two. Therefore, we believe that innovation now should be directed at perfecting the product profile that can be offered to patients. Part of our core thesis is that, despite the attention and investment that has gone toward oralizing these mechanisms, the prospect of a better biologic with a longer dosing interval and the potential for improved efficacy will be preferred by many, if not most, patients. That is what we hope we can deliver with ORKA-001 and -002.

ORKA-001 is a potentially best-in-class IL23p19 inhibiting antibody incorporating state-of-the-art antibody engineering across many parameters, including half-life extension. It was designed to have a much longer serum half-life than the gold standard in the field, risankizumab, as well as to match or exceed its performance in a variety of target binding and cellular assays. Risankizumab, or Skyrizi, is seen by many as the best available therapeutic for moderate to severe plaque psoriasis. It is dosed subcutaneously 4 times per year, and delivered PASI100, or fully clear skin, to approximately 43% of patients in its Phase 3 trials. With ORKA-001 we aim to achieve a 6 month or potentially 1 year dosing interval with the possibility of a significantly higher PASI100 rate.

Our belief that this is possible is based on a large body of clinical evidence that higher levels of IL23 inhibition can allow a higher percentage of patients to reach PASI100. Dr. Andy Blauvelt, chair of our Scientific Advisory Board, pioneered some of this work by using high dose levels of an IL23 inhibitor to achieve best-in-indication response rates and potentially long-lasting remissions. His work, combined with other data in the field, suggest that the exposure profile we hope to achieve with ORKA-001 could deliver higher efficacy than the standard of care, with similar tolerability. If we can achieve this, we believe that this could become the preferred therapeutic in moderate-to-severe psoriasis, the largest autoimmune market that exists today.

We plan to advance ORKA-001 into the clinic in the first half of 2025, first in healthy volunteers to establish the enhanced pharmacokinetic properties that are critical to achieve the product profile we are targeting. This data is anticipated to be available in the second half of 2025.

Within the phase 1 program, we plan to test ORKA-001 in psoriasis patients, allowing us to potentially show our enhanced dose interval and efficacy advantage over standard of care. This data is anticipated to be available by the second half of 2026. Thinking ahead, we are encouraged by the relatively short timelines for psoriasis development – ranging from 6-7 years for recent programs from first-in-human to BLA. We are developing a plan to rapidly advance ORKA-001 through development once we establish our product profile.

Closely behind 001 is our other co-lead program, ORKA-002, a potentially best-in-class IL17A/F inhibitor. This program incorporates similar antibody engineering to ORKA-001, which we think can allow it to be dosed 4 times or fewer per year in plaque psoriasis and psoriatic arthritis. We plan to advance ORKA-002 into the clinic by the end of 2025, initially in psoriasis and psoriatic arthritis, followed by potential expansion to other indications.

We view these two programs as complementary – with the potential to offer an optimal product profile to the majority of patients in a growing ~$40B combined market. For patients with purely skin disease, we believe that IL23p19 inhibition will remain the favored mechanism. But for patients with joint involvement, or who don’t reach their desired response with IL23 inhibition, we believe that IL17A/F dual inhibition will emerge as the preferred strategy.

The substantial fundraise we announced today is expected to provide resources for the advancement of our co-lead programs into the clinic and potential delivery of, not only pharmacokinetic data to validate our approach, but also efficacy data in psoriasis patients that could demonstrate a highly differentiated product profile. The $275M raised is expected to provide runway through 2027, more than a year past multiple planned clinical readouts. We are encouraged by the level of support we saw in this fundraising process from a group of leading biotech specialist investors and healthcare focused mutual funds. We will be focused on creating value through our pipeline to deliver for our investors, and most importantly for patients.

We are energized by the challenges as well as the opportunities that will come along with being a small biotech working to bring new therapies to a very important indication space. We are motivated by the potential to bring innovation into the treatment paradigm for psoriasis and related conditions, with the ultimate goal of providing patients the most possible freedom from their disease.

With that I’ll conclude my remarks and hand the call back to the operator. Thank you for joining our call today.

Operator

Ladies and gentlemen, this concludes our conference for today. All parties may now disconnect.